As filed with the Securities and Exchange Commission on May 18, 2006

Registration No. 333-133212

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Colorado Interstate Gas Company

(Exact name of registrant as specified in its charter)

Delaware	**4922**	**38-1281755**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive officer)

David L. Siddall, Esq.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael O'Leary
Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, Texas 77002
(713) 220-4200

Kelly J. Jameson, Esq.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
6.80% Notes due 2015	$400,000,000	100%	$400,000,000	$42,800(1)

(1) The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933. For purposes of this calculation, the Offering Price per Note was assumed to be the stated principal amount of each original note that may be received by the Registrant in the exchange transaction in which the notes will be offered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2006

PROSPECTUS

Colorado Interstate Gas Company

$400,000,000

Offer to Exchange
All Outstanding 6.80% Senior Notes Due 2015
for
All Registered 6.80% Senior Notes Due 2015

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON __________, 2006, UNLESS EXTENDED

The Notes

We are offering to exchange all of our outstanding 6.80% Senior Notes due 2015 for our registered 6.80% Senior Notes due 2015. In this prospectus, we call the original notes the "Old Notes" and the registered notes the "New Notes." The Old Notes and New Notes are collectively referred to in this prospectus as the "notes."

TERMS OF THE EXCHANGE OFFER:

- The terms of the New Notes will be substantially identical to those of the Old Notes, except that the New Notes will not be subject to the transfer restrictions or registration rights relating to the Old Notes. The New Notes will represent the same debt as the Old Notes, and will be issued under the same indenture as the Old Notes.
- Subject to certain customary conditions, which we may waive, the exchange offer is not conditioned upon a minimum aggregate principal amount of Old Notes being tendered.
- Interest on the New Notes will accrue from May 15, 2006 at the rate of 6.80% per annum, payable semi-annually in arrears on each May 15 and November 15, beginning November 15, 2006.
- Each New Note issued in exchange for an Old Note will have the same principal amount, optional redemption terms, interest payment dates and maturity as the Old Note for which it is exchanged. We do not currently intend to extend the exchange offer.
- You may withdraw tenders of Old Notes at any time prior to the expiration of the exchange offer.
- The exchange of Old Notes for New Notes will not be a taxable event for United States federal income tax purposes.
- We will not receive any proceeds from this exchange offer.
- There is no existing market for the New Notes to be issued, and we do not intend to apply for their listing on any securities exchange or arrange for them to be quoted on any quotation system.

See the section entitled "Description of the Notes" that begins on page 53 for more information about the New Notes issued in this exchange offer and the Old Notes.

Participating in the exchange offer involves risks. See the section entitled "Risk Factors" that begins on page 8 for a discussion of the risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."

The date of this prospectus is , 2006.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Securities Act, that registers the issuance and sale of the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. We refer you to the registration statement and to its exhibits for further information with respect to us and the New Notes. The statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

This prospectus incorporates important business and financial information about us that is not included in or delivered with the prospectus. This information is available without charge to holders of the notes upon written or oral request to the Corporate Secretary, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002, telephone number (713) 420-2600. In order to obtain timely delivery, you must request documents from us no later than five business days before the expiration of the exchange offer.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC. Such reports and other information may be read and copied at the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The SEC also maintains an internet web site that contains reports and other information about us, that we file electronically with the SEC. The address of the site is *http://www.sec.gov*.

We have not authorized anyone to give any information or make any representation that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this document that constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. These statements may relate to, but are not limited to, information or assumptions about capital and other expenditures, dividends, financing plans, capital structure, cash flow, pending legal and regulatory proceedings and claims, including environmental matters, future economic performance, operating income, cost savings, and management's plans, goals and objectives for future operations and growth. These forward-looking statements generally are accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions. You should understand that, while we believe the assumptions or basis underlying the forward-looking statements are reasonable and are made in good faith, these forward-looking statements are only estimates that reflect the best judgment of our senior management and are not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

For a description of certain risks relating to us and our business, see "Risk Factors" beginning on page 8 of this document and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18 of this document. In addition, we can give you no assurance that:

- we have correctly identified and assessed all of the factors affecting our businesses;

- the publicly available and other information with respect to these factors on which we have based our analysis is complete or correct;

- our analysis is correct; or

- our strategies, which are based in part on this analysis, will be successful.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and any other cautionary statements that may accompany such forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless the securities laws require us to do so.

PROSPECTUS SUMMARY

This summary highlights some basic information appearing in other sections of this prospectus to help you understand our business and the exchange offer. This summary does not contain all the information that you should consider before exchanging Old Notes for New Notes. You should carefully read this prospectus to understand fully the terms of the exchange offer and the New Notes, as well as the tax and other considerations that may be important to you. You should pay special attention to the "Risk Factors" section beginning on page 8 of this prospectus and the section entitled "Cautionary Statement Regarding Forward-Looking Statements" on page ii. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. For purposes of this prospectus, unless the context otherwise indicates, when we refer to "Colorado Interstate Gas," "us," "we," "our," "ours," or "CIG" we are describing Colorado Interstate Gas Company, together with its subsidiaries. References to "El Paso" mean El Paso Corporation.

Below is a list of terms that are common to our industry and used throughout this document:

/d	= per day	LNG	= liquefied natural gas
BBtu	= billion British thermal units	MMcf	= million cubic feet
Bcf	= billion cubic feet	NGL	= natural gas liquids

Our Business

We are a Delaware corporation incorporated in 1927, and an indirect wholly owned subsidiary of El Paso. In November 2005, we acquired Wyoming Interstate Company, Ltd. (WIC) from our affiliates for its net book value of approximately $215 million. The acquisition of WIC was accounted for as a transaction between entities under common control. As such, the assets and liabilities of WIC were recorded at El Paso's historical cost on the acquisition date. As reported in the Consolidated Financial Statements beginning on page F-1, the information included in this registration statement reflects the combined information of CIG and WIC for all periods presented.

Our primary business consists of the interstate transportation, storage and processing of natural gas. We conduct our business activities through our natural gas pipeline systems and storage facilities as discussed below.

Each of our pipeline systems and storage facilities operates under tariffs approved by the Federal Energy Regulatory Commission (FERC) that establish rates, cost recovery mechanisms, terms and conditions of service to our customers. The fees or rates established under our tariffs are a function of our costs of providing services to our customers, including a reasonable return on our invested capital. Our revenues from transportation, storage and related services consist of two types of revenues:

- *Reservation revenues.* Reservation revenues are from customers (referred to as firm customers) that reserve capacity on our pipeline systems and storage facilities. These firm customers are obligated to pay a monthly reservation or demand charge, regardless of the amount of natural gas they transport or store, for the term of their contracts.

- *Usage revenues.* Usage revenues are from both firm customers and interruptible customers (those without reserved capacity) that pay usage charges based on the volume of gas actually transported, stored, injected or withdrawn.

In 2005, approximately 78 percent of our revenues were attributable to reservation charges paid by firm customers. The remaining 22 percent of our revenues were variable. Because of our regulated nature and the high percentage of our revenues attributable to reservation charges, our revenues have historically been relatively stable. However, our financial results can be subject to volatility due to factors such as changes in natural gas prices and market conditions, regulatory actions, competition, the creditworthiness of our customers and weather. Through 2005, we also experienced volatility in our financial results when the amounts of natural gas utilized in our operations differed from the amounts we recovered from our customers for that purpose and from revaluation and processing revenue.

Our strategic business plan is as follows:

- Favorably resolve our upcoming CIG rate case;

- Successfully recontract transportation capacity;

- Focus on cost efficiencies, especially fuel use;

- Successfully complete expansion projects; and

- Attract new supply and transport to new markets.

Below is a further discussion of our pipeline systems and storage facilities.

The CIG System. The CIG system consists of approximately 4,000 miles of pipeline with a design capacity of approximately 3,000 MMcf/d. During 2005, 2004 and 2003, average throughput was 1,902 BBtu/d, 1,744 BBtu/d and 1,685 BBtu/d, respectively. This system extends from production areas in the Rocky Mountain region and the Anadarko Basin to the front range of the Rocky Mountains and interconnects with several pipeline systems transporting gas to the Midwest, the Southwest, California and the Pacific Northwest.

The WIC System. The WIC system consists of approximately 600 miles of pipeline (exclusive of our Piceance Basin expansion project discussed below) with a design capacity of approximately 1,997 MMcf/d. During 2005, 2004 and 2003, average throughput was 1,479 BBtu/d, 1,201 BBtu/d and 1,213 BBtu/d, respectively (inclusive of 174 BBtu/d, 158 BBtu/d and 154 BBtu/d, respectively, transported for CIG). This system extends from western Wyoming and the Powder River Basin to various pipeline interconnections near Cheyenne, Wyoming.

In September 2005, the FERC approved WIC's Piceance Basin expansion project, which consists of the construction and operation of approximately 142 miles of 24-inch pipeline, compression and metering facilities to move additional supplies into the WIC system near Wamsutter, Wyoming. This expansion increases our receipt capacity by 333 MMcf/d. Construction of the project began in November 2005, and commercial operations began in March 2006. The related compression facilities are expected to be in service in May 2006.

Storage Facilities. Along the CIG pipeline system, we have approximately 29 Bcf of underground working natural gas storage capacity provided by four storage facilities located in Colorado and Kansas.

Recent Developments

On April 12, 2006, the Audit Committee of the Board of Directors of El Paso, our parent, appointed Ernst & Young LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2006, and dismissed PricewaterhouseCoopers LLP, our then current independent registered public accounting firm. On April 17, 2006, our Board of Directors approved the El Paso Audit Committee's decision and appointed Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2006. PricewaterhouseCoopers has completed its procedures regarding our unaudited condensed financial statements for the quarter ended March 31, 2006 and the Form 10-Q in which such financial statements would be included and the Form 10-Q was filed with the SEC on May 5, 2006.

PricewaterhouseCoopers' reports on our consolidated financial statements as of and for the years ended December 31, 2005 and 2004, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2005 and 2004, and through May 5, 2006, there were no disagreements with PricewaterhouseCoopers on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PricewaterhouseCoopers' satisfaction, would have caused PricewaterhouseCoopers to make reference thereto in its reports on the financial statements for such years.

During the fiscal years ended December 31, 2005 and 2004, and through May 5, 2006, there have been no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except for a material weakness as of December 31, 2004 regarding access to financial application programs and data. Such material weakness is described in Item 9A, the "Controls and Procedures" section of our Annual Report on Form 10-K for the year ended December 31, 2004. The El Paso Audit Committee discussed the material weakness with PricewaterhouseCoopers and has authorized PricewaterhouseCoopers to respond fully to the inquiries of Ernst & Young concerning such material weakness. As described in our 2005 Form 10-K, we concluded that our disclosure controls and procedures were effective as of December 31, 2005.

PricewaterhouseCoopers was asked to furnish us a letter, addressed to the SEC stating whether or not it agreed with the above statements. A copy of that letter, which was originally dated April 18, 2006 and has now been updated to May 8, 2006, is filed as Exhibit 99.A to our Current Report on Form 8-K/A filed May 8, 2006.

During our two most recent fiscal years ended December 31, 2005 and 2004, and through May 5, 2006, we did not consult with Ernst & Young regarding any of the matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

Our principal executive offices are in the El Paso Building, located at 1001 Louisiana Street, Houston, Texas 77002, and our telephone number at that address is (713) 420-2600.

**Summary of the Terms of the Exchange Offer**

Initial Offering of Old Notes . . . . On November 1, 2005, we issued in a private placement 6.80% Senior Notes due 2015. We refer to these notes as the Old Notes in this prospectus.

Registration Rights Agreement . . . . Pursuant to the registration rights agreement between us and the initial purchasers entered into in connection with the private placement of the Old Notes, we agreed to offer to exchange the Old Notes for up to $400,000,000 principal amount of 6.80% Senior Notes due 2015 that are being offered hereby. We refer to the notes issued for the Old Notes in this exchange offer as the New Notes. We have filed this registration statement to meet our obligation under the registration rights agreement. If we fail to satisfy these obligations under the registration rights agreement, we will be required to pay liquidated damages to holders of the Old Notes under specified circumstances.

The Exchange Offer . . . . We are offering to exchange all Old Notes for the same aggregate principal amount of the New Notes, which have been registered under the Securities Act. The Old Notes may be tendered only in $1,000 increments. We will exchange New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration date of the exchange offer.

The New Notes will evidence the same debt as the Old Notes and will be issued under and entitled to the benefits of the same indenture that governs the Old Notes. Because we have registered the New Notes, the New Notes will not be subject to transfer restrictions, and holders of Old Notes that have tendered and had their outstanding notes accepted in the exchange offer will have no registration rights.

If You Fail to Exchange Your Old Notes . . . . If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the Old Notes and the indenture governing those notes. In general, you may not offer or sell your Old Notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

Procedures for Tendering Your Old Notes . . . . If you wish to tender your Old Notes for New Notes, you must:

- complete and sign the enclosed letter of transmittal by following the related instructions, and

- send the letter of transmittal, as directed in the instructions, together with any other required documents, to the exchange agent either (1) with the Old Notes to be tendered, or (2) in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

By executing the letter of transmittal or by transmitting an agent's message in lieu thereof, you will represent to us that, among other things:

- the New Notes you receive will be acquired in the ordinary course of your business;

- you are not participating, and you have no arrangement with any person or entity to participate, in the distribution of the New Notes;

- you are not our "affiliate," as defined in Rule 405 under the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

- if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact that person promptly if you wish to tender your Old Notes pursuant to this exchange offer. See "The Exchange Offer — Procedures for Tendering Old Notes." Please do not send your letter of transmittal or certificates representing your Old Notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer — Exchange Agent."

Resale of the New Notes . . . . Except as provided below, we believe that the New Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

- the New Notes are being acquired in the ordinary course of business,

- you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer,

- you are not our affiliate, and

- you are not a broker-dealer tendering Old Notes acquired directly from us for your account.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties that are not related to us. The SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the SEC would make similar determinations with respect to this exchange offer. If any of these conditions are not satisfied, or if our belief is not accurate, and you transfer any New Notes issued to you in the exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your New Notes from those requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where the Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

Expiration Date . . . . The exchange offer will expire at 5:00 p.m., New York City time, on   , 2006, unless we decide to extend the expiration date. We do not currently intend to extend the exchange offer.

Conditions to the Exchange Offer . . . . The exchange offer is not subject to any conditions other than that it does not violate applicable law or any applicable interpretation of the staff of the SEC.

Exchange Agent . . . . We have appointed The Bank of New York Trust Company, N.A., as exchange agent for the exchange offer. You can reach the exchange agent at the address set forth on the back cover of this prospectus. For more information with respect to the exchange offer, you may call the exchange agent at (212) 815-6331; the fax number for the exchange agent is (212) 298-1915.

Withdrawal Rights . . . . You may withdraw the tender of your Old Notes at any time before the expiration date of the exchange offer. You must follow the withdrawal procedures as described under the heading "The Exchange Offer — Withdrawal of Tenders."

Federal Income Tax Considerations . . The exchange of Old Notes for the New Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Acceptance of Old Notes and Delivery of New Notes . . . . We will accept for exchange any and all Old Notes that are properly tendered in the exchange offer prior to the expiration date. See "The Exchange Offer — Procedures for Tendering Old Notes." The New Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Summary of Terms of New Notes

Issuer . . . . Colorado Interstate Gas Company

New Notes . . . . $400,000,000 aggregate principal amount of 6.80% Senior Notes due 2015.

Maturity Date . . . . November 15, 2015.

Interest Rate . . . . 6.80% per annum, accruing from May 15, 2006, which will be the most recent interest payment date on the Old Notes.

Interest Payment Dates . . . . May 15 and November 15 of each year, beginning November 15, 2006.

Optional Redemption . . . . We may redeem some or all of the New Notes, at any time, at the redemption price described under "Description of the Notes — Optional Redemption," which will include a make-whole premium.

Ranking . . . . The New Notes will be:

- our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsubordinated debt;

- senior in right of payment to any of our future subordinated debt;

- effectively junior to our secured indebtedness to the extent of the assets securing such indebtedness; and

- not guaranteed by any of our subsidiaries or parent companies, and accordingly, will be effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries. See "Description of the Notes — Ranking."

Our consolidated subsidiaries have no outstanding indebtedness.

Certain Covenants . . . . The indenture governing the notes contains covenants for your benefit. These covenants restrict our ability to:

- incur debt secured by liens;

- engage in sale-leaseback transactions; or

- merge or consolidate with another entity or sell, lease or transfer substantially all of our properties or assets to another entity.

Use of Proceeds . . . . We will not receive any proceeds from the exchange of the outstanding Old Notes for the New Notes. See "Use of Proceeds."

Risk Factors . . . . You should read the "Risk Factors" section beginning on page 8, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with the exchange of the outstanding Old Notes for the New Notes.

Further Issuances . . . . We may, from time to time, without notice to or the consent of the holders of the New Notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circum-stances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the New Notes previously issued, and such additional notes will form a single series with the notes.

RISK FACTORS

Before you decide to participate in the exchange offer, you should read the following risks, uncertainties and factors that may adversely affect us.

Risks Related to Our Business

Our success depends on factors beyond our control.

Our business is the transportation and storage of natural gas for third parties. As a result, the volume of natural gas and NGL involved in these activities depends on the actions of those third parties, and is beyond our control. Further, the following factors, most of which are beyond our control, may unfavorably impact our ability to maintain or increase current throughput, to renegotiate existing contracts as they expire or to remarket unsubscribed capacity:

- service area competition;

- expiration or turn back of significant contracts;

- changes in regulation and actions of regulatory bodies;

- future weather conditions;

- price competition;

- drilling activity and availability of natural gas;

- decreased availability of conventional gas supply sources and the availability and timing of other gas supply sources, such as LNG;

- decreased natural gas demand due to various factors, including increases in prices and the increased availability or popularity of alternative energy sources such as hydroelectric power;

- increased costs of capital;

- opposition to energy infrastructure development, especially in environmentally sensitive areas;

- adverse general economic conditions; and

- unfavorable movements in natural gas and NGL prices in supply and demand areas.

The revenues of our pipeline businesses are generated under contracts that must be renegotiated periodically, some of which are for a substantial portion of our firm transportation capacity.

Our revenues are generated under transportation and storage contracts that expire periodically and must be renegotiated and extended or replaced. Although we actively pursue the renegotiation, extension or replacement of these contracts, we cannot assure that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts.

In particular, our ability to extend or replace transportation and storage contracts could be adversely affected by factors we cannot control, including:

- competition by other pipelines, including the proposed construction by other companies of additional pipeline capacity in markets served by us;

- changes in state regulation of local distribution companies, which may cause them to negotiate short-term contracts or turn back their capacity when their contracts expire;

- reduced demand and market conditions in the areas we serve;

- the availability of alternative energy sources or gas supply points; and

- regulatory actions.

If we are unable to renew, extend or replace these contracts or if we renew them on less favorable terms, we may suffer a material reduction in our revenues and earnings.

For 2005, our contracts with Public Service Company of Colorado were substantial. For additional information on our contracts with our major customer, see Business — Markets and Competition and Notes to Consolidated Financial Statements, Note 10 on page F-18. The loss of this customer or a decline in its creditworthiness could adversely affect our results of operations, financial position and cash flows.

Fluctuations in energy commodity prices could adversely affect our business.

Revenues generated by our transportation and storage contracts depend on volumes and rates, both of which can be affected by the prices of natural gas and NGL. Increased natural gas prices could result in a reduction of the volumes transported by our customers, such as power companies who, depending on the price of fuel, may not dispatch gas-fired power plants. Increased prices could also result in industrial plant shutdowns or load losses to competitive fuels as well as local distribution companies' loss of customer base. The success of our transmission and storage operations is subject to continued development of additional natural gas reserves and our ability to access additional supplies from interconnecting pipelines to offset the natural decline from existing wells connected to our systems. A decline in energy prices could cause a decrease in these development activities and could cause a decrease in the volume of natural gas available for transmission and storage through our systems. We retain a fixed percentage of natural gas transported. This retained gas is used as fuel and to replace lost and unaccounted for gas. Pricing volatility may, in some cases, impact the value of under or over recoveries of this retained gas, as well as imbalances and system encroachments. If natural gas prices in the supply basins connected to our pipeline systems are higher than prices in other natural gas producing regions, our ability to compete with other transporters may be negatively impacted. Furthermore, fluctuations in pricing between supply sources and market areas could negatively impact our transportation revenues. Fluctuations in energy prices are caused by a number of factors, including:

- regional, domestic and international supply and demand;

- availability and adequacy of transportation facilities;

- energy legislation;

- federal and state taxes, if any, on the transportation and storage of natural gas and NGL;

- abundance of supplies of alternative energy sources; and

- political unrest among oil producing countries.

The agencies that regulate us and our customers affect our profitability.

Our pipeline business is regulated by the FERC, the U.S. Department of Transportation, the U.S. Department of Interior and various state and local regulatory agencies. Regulatory actions taken by these agencies have the potential to adversely affect our profitability. In particular, the FERC regulates the rates we are permitted to charge our customers for our services. In setting authorized rates of return in recent FERC decisions, the FERC has utilized a proxy group of companies that includes local distribution companies that are not faced with as much competition or risks as interstate pipelines. The inclusion of these companies may create downward pressure on tariff rates that are submitted for approval. If our tariff rates were reduced or redesigned in a future rate proceeding, if our volume of business under our currently permitted rates were decreased significantly or if we were required to substantially discount the rates for our services because of competition, our profitability and liquidity could be reduced.

In addition, increased regulatory requirements relating to the integrity of our pipelines requires additional spending in order to maintain compliance with these requirements. Any additional requirements that are enacted could significantly increase the amount of these expenditures.

Further, state agencies that regulate our local distribution company customers could impose requirements that could impact demand for our services.

Environmental compliance and remediation costs and the costs of environmental liabilities could exceed our estimates.

Our operations are subject to various environmental laws and regulations regarding compliance and remediation obligations. Compliance obligations can result in significant costs to install and maintain pollution controls, fines and penalties resulting from any failure to comply and potential limitations on our operations. Remediation obligations can result in significant costs associated with the investigation and remediation or clean-up of contaminated properties (some of which have been designated as Superfund sites by the Environmental Protection Agency (EPA) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)), as well as damage claims arising out of the contamination of properties or impact on natural resources. It is not possible for us to estimate exactly the amount and timing of all future expenditures related to environmental matters because of:

- The uncertainties in estimating pollution control and clean up costs, including sites where preliminary site investigation or assessments have been completed;

- The discovery of new sites or additional information at existing sites;

- The uncertainty in quantifying liability under environmental laws that impose joint and several liability on all potentially responsible parties; and

- The nature of environmental laws and regulations, including the interpretation and enforcement thereof.

Currently, various legislative and regulatory measures to address greenhouse gas (GHG) emissions (including carbon dioxide and methane) are in various phases of discussion or implementation. These include the Kyoto Protocol, proposed federal legislation and state actions to develop statewide or regional programs, each of which have imposed or would impose reductions in GHG emissions. These actions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. These actions could also impact the consumption of natural gas, thereby affecting our operations.

Although we believe we have established appropriate reserves for our environmental liabilities, we could be required to set aside additional amounts due to these uncertainties which could significantly impact our future consolidated results of operations, cash flows or financial position.

Our operations are subject to operational hazards and uninsured risks.

Our operations are subject to the inherent risks normally associated with pipeline operations, including pipeline ruptures, explosions, pollution, release of toxic substances, fires, adverse weather conditions and other hazards, each of which could result in damage to or destruction of our facilities or damages or injuries to persons. In addition, our operations and assets face possible risks associated with acts of aggression. If any of these events were to occur, we could suffer substantial losses.

While we maintain insurance against many of these risks, to the extent and in amounts we believe are reasonable, this insurance does not cover all risks. Many of our insurance coverages have material deductibles and self insurance levels, as well as limits on our maximum recovery. As a result, our financial condition and operations could be adversely affected if a significant event occurs that is not fully covered by insurance.

The expansion of our business by constructing new facilities subjects us to construction and other risks that may adversely affect our financial results.

We may expand the capacity of our existing pipeline or storage facilities by constructing additional facilities. Construction of these facilities is subject to various regulatory, development and operational risks, including:

- our ability to obtain all necessary approvals and permits by regulatory agencies on a timely basis on terms that are acceptable to us;

- potential changes of federal, state and local statutes and regulations, including environmental requirements that prevent a project from proceeding or increase the anticipated cost of the expansion project;

- impediments on our ability to acquire rights-of-ways or land rights on a timely basis within our anticipated costs;

- our ability to construct projects within anticipated costs, including the risk that we may incur cost overruns resulting from inflation or increased costs of equipment, materials or labor, or other factors beyond our control, that may be material;

- anticipated future growth in natural gas supply does not materialize; and

- lack of transportation, storage or throughput commitments that result in write-offs of development costs.

Any of these risks could prevent a project from proceeding, delay its completion or increase its anticipated costs. As a result, new facilities may not achieve our expected investment return, which could adversely affect our financial position or results of operations.

Our system of internal controls is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes. A loss of public confidence in the quality of our internal controls or disclosures could have a negative impact on us.

Our system of internal controls is designed to provide reasonable assurance that the objectives of the control system are met. However, any system of internal controls is subject to inherent limitations and the design of our controls may not provide absolute assurances that all of our objectives will be entirely met. This includes the possibility that controls may be inappropriately circumvented or overridden, that judgments in decision-making can be faulty and that misstatements due to errors or fraud may not be prevented or detected.

Risks Related to Our Affiliation with El Paso

El Paso files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Each prospective investor should consider this information and the matters disclosed therein in addition to the matters described in this prospectus. Such information is not incorporated by reference herein.

Our relationship with El Paso and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with El Paso, adverse developments or announcements concerning El Paso could adversely affect our financial condition, even if we have not suffered any similar development. The ratings assigned to El Paso's senior unsecured indebtedness are below investment grade, currently rated Caa1 by Moody's Investor Service and B– by Standard & Poor's. The ratings assigned to our senior unsecured indebtedness are currently rated B1 by Moody's Investor Service and B by Standard & Poor's. Downgrades of our credit rating could increase our cost of capital and collateral requirements, and could impede our access to capital markets.

El Paso provides cash management and other corporate services for us. Pursuant to El Paso's cash management program, surplus cash is made available to El Paso in exchange for an affiliated receivable. In addition, we conduct commercial transactions with some of our affiliates. If El Paso is unable to meet its liquidity needs, there can be no assurance that we will be able to access cash under the cash management program, or that our affiliates would pay their obligations to us. However, we might still be required to satisfy affiliated company payables. Our inability to recover any affiliated receivables owed to us could adversely affect our ability to repay our outstanding indebtedness.

We may be subject to a change of control under certain circumstances.

Our parent pledged its equity interests in us as collateral under El Paso's $3 billion credit agreement. As a result, our ownership is subject to change if there is an event of default under the credit agreement, regardless if we have any borrowings outstanding under the credit agreement, and El Paso's lenders exercise rights over their collateral.

A default under El Paso's $3 billion credit agreement by any party could accelerate our future borrowings, if any, under the agreement and our long-term debt, which could adversely affect our liquidity position.

We are a party to El Paso's $3 billion credit agreement. We are only liable, however, for our borrowings under the agreement, which were zero as of March 31, 2006. Under the credit agreement, a default by El Paso, or any other borrower could result in the acceleration of all outstanding borrowings including the borrowings of any non-defaulting party. The acceleration of our future borrowings, if any, or the inability to borrow under the credit agreement, could adversely affect our liquidity position and, in turn, our financial condition.

We are an indirect subsidiary of El Paso.

As an indirect subsidiary of El Paso, El Paso has substantial control over:

- our payment of dividends;

- decisions on our financings and our capital raising activities;

- mergers or other business combinations;

- our acquisitions or dispositions of assets; and

- our participation in El Paso's cash management program.

El Paso may exercise such control in its interests and not necessarily in the interests of us or the holders of our long-term debt.

Risks Associated with the Exchange Offer

If you fail to follow the exchange offer procedures, your Old Notes will not be accepted for exchange.

We will not accept your Old Notes for exchange if you do not follow the exchange offer procedures. We will issue New Notes as part of this exchange offer only after timely receipt of your Old Notes, a properly completed and duly executed letter of transmittal and all other required documents or if you comply with the guaranteed delivery procedures for tendering your Old Notes. Therefore, if you want to tender your Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Old Notes, letter of transmittal, and all other required documents by the expiration date of the exchange offer, or you do not otherwise comply with the guaranteed delivery procedures for tendering your Old Notes, we will not accept your Old Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If there are defects or irregularities with respect to your tender of Old Notes, we will not accept your Old Notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your Old Notes for New Notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the Old Notes, nor do we intend to do so following the exchange offer. Old Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold Old Notes after the exchange offer, you may not be able to sell them. To the extent any Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Risks Related to the Notes

Our indebtedness could impair our financial condition and our ability to fulfill our debt obligations, including our obligations under the notes.

As of March 31, 2006, we had total indebtedness of approximately $700 million (including Old Notes), all of which was senior unsecured long-term indebtedness.

Our indebtedness could have important consequences to you. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness, which could in turn result in an event of default on such other indebtedness or the notes;

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

- diminish our ability to withstand a downturn in our business or the economy generally;

- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

We are not prohibited under the indenture governing the notes from incurring additional indebtedness. Our incurrence of significant additional indebtedness would exacerbate the negative consequences mentioned above, and could adversely affect our ability to repay the notes.

Because there is no public market for the New Notes, you may not be able to resell them.

Although the issuance of the New Notes will be registered under the Securities Act, they will constitute a new issue of securities with no established trading market. We cannot assure you that an active market will exist for the New Notes or that any trading market that does develop will be liquid. We do not intend to apply to list the New Notes for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. The trading market for the New Notes may be adversely affected by:

- changes in the overall market for non-investment grade securities;

- changes in our financial performance or prospects;

- the prospects for companies in our industry generally;

13

- the number of holders of the New Notes;

- the interest of securities dealers in making a market for the New Notes; and

- prevailing interest rates and general economic conditions.

The notes will be effectively subordinated to liabilities and indebtedness of our subsidiaries and subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness.

We currently have no secured indebtedness outstanding, but holders of any secured indebtedness that we may incur in the future would have claims with respect to our assets constituting collateral for such indebtedness that are prior to your claims under the notes. In the event of a default on such secured indebtedness or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes. Accordingly, any such secured indebtedness would effectively be senior to the notes to the extent of the value of the collateral securing the indebtedness. While the indenture governing the notes places some limitations on our ability to create liens, there are significant exceptions to these limitations, including with respect to sale and leaseback transactions, that will allow us to secure some kinds of indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets.

In addition, the notes are not guaranteed by our subsidiaries and our subsidiaries are not prohibited under the indenture from incurring additional indebtedness. As a result, holders of the notes will be effectively subordinated to claims of third party creditors, including holders of indebtedness, of these subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental authorities, and holders of indebtedness or guarantees issued by the subsidiaries, will generally have priority as to the assets of the subsidiaries over claims by the holders of the notes. As a result, rights of payment of holders of our indebtedness, including the holders of the notes, will be effectively subordinated to all those claims of creditors of our subsidiaries.

A court could void or subordinate the notes under fraudulent conveyance laws.

The incurrence of indebtedness (such as the notes) could be reviewed under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or in a lawsuit by or on behalf of our other creditors. If this were to occur, then a court could void or subordinate the notes in favor of other creditors, if the court were to find that:

- the notes were incurred with the intent to hinder, delay or defraud any present or future creditor or that we contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

- we did not receive fair consideration or reasonably equivalent value for issuing the notes and, at the time thereof, we (1) were insolvent or rendered insolvent by reason of the issuance of the notes, (2) were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital or (3) intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement relating to the Old Notes. We will not receive any proceeds from the issuance of the New Notes and we have agreed to pay the expenses of this exchange offer. In exchange for issuing New Notes, we will receive a like principal amount of Old Notes. The Old Notes surrendered in exchange for New Notes will be retired and canceled and will not be reissued. Accordingly, issuing New Notes will not result in any increase in our outstanding debt.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following historical consolidated financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 17 of this prospectus and the Consolidated Financial Statements and Notes beginning on page F-1. In November 2005, we acquired WIC from our affiliates for its net book value of approximately $215 million. The acquisition of WIC was accounted for as a transaction between entities under common control. As such, the assets and liabilities of WIC were recorded at El Paso's historical cost on the acquisition date. The historical consolidated financial and operating results data reflects the combined information of CIG and WIC for all periods presented. The historical consolidated operating data for each of the three years ended December 31, 2005 and the financial position data as of December 31, 2005 and 2004 were derived from the audited historical consolidated financial statements included in this registration statement. We derived the historical consolidated operating results data for each of the two years ended December 31, 2002 and the financial position data as of December 31, 2003, 2002 and 2001 from our accounting records and such data is unaudited. The data as of and for the quarters ended March 31, 2006 and 2005 were derived from our unaudited interim condensed consolidated financial statements also appearing in this registration statement. Our historical results are not necessarily indicative of results to be expected in future periods.

	Quarter Ended March 31,		Year Ended December 31,				
	2006	2005	2005	2004	2003	2002	2001
	(In millions, except ratios and volumes)						
Operating Results Data:							
Operating revenues	$ 101	$ 95	$ 374	$ 348	$ 347	$ 316	$ 297
Operating expenses							
Operation and maintenance	24	35	169	130	95	100	123
Merger-related costs	—	—	—	—	—	—	31
Depreciation, depletion and amortization	10	11	43	41	34	33	27
Gain on long-lived assets	—	—	—	—	(6)	(1)	—
Taxes, other than income taxes	3	4	15	14	12	9	10
	37	50	227	185	135	141	191
Operating income	64	45	147	163	212	175	106
Income before income taxes	65	43	152	153	220	165	93
Income from continuing operations........	41	27	97	99	137	109	62
Net income	41	27	97	99	145	175	116
Other Financial Data:							
Ratio of earnings to fixed charges[1]	6.3x	7.1x	5.7x	6.7x	9.1x	6.8x	4.0x
Operating Data:							
Throughput Volumes (BBtu/d)[2]	3,334	3,139	3,207	2,787	2,744	2,728	2,376

(1) For purposes of this computation, earnings represents income from continuing operations before income taxes, interest expense, excluding interest on rate refunds, amortization of debt costs and that portion of rental expense which represents an interest factor. Fixed charges means that sum of interest costs, excluding interest on rate refunds, amortization of debt costs and that portion of rental expense which represents an interest factor.

(2) Throughput volumes include billable transportation throughput volumes for storage activities and exclude throughput transported by WIC on behalf of CIG.

	March 31,	December 31,				
	2006	**2005**	**2004**	**2003**	**2002**	**2001**
		(In millions)				
Financial Position Data:						
Total assets..............................	$2,152	$2,118	$1,789	$1,784	$1,673	$1,632
Total debt................................	700	700	310	321	332	344
Stockholder's equity	1,050	1,009	1,127	1,028	925	753

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with "Business," "Selected Consolidated Financial and Operating Data" and Consolidated Financial Statements and related notes beginning on page F-1 of this prospectus.

Overview

Our business consists of interstate natural gas transmission, storage and processing services. Each of these businesses face varying degrees of competition from existing and proposed pipelines, as well as from alternative energy sources used to generate electricity, such as hydroelectric power, nuclear, coal and fuel oil.

The FERC regulates the rates we can charge our customers. These rates are a function of the cost of providing services to our customers, including a reasonable return on our invested capital. As a result, our revenues and financial results have historically been relatively stable. However, our financial results can be subject to volatility due to factors such as changes in natural gas prices and market conditions, regulatory actions, competition, the creditworthiness of our customers and weather. In 2005, 78 percent of our revenues were attributable to reservation charges paid by firm customers. Reservation charges are paid regardless of volumes transported or stored. The remaining 22 percent were variable. Through 2005, we also experienced volatility in our financial results when the amounts of natural gas utilized in operations differed from the amounts we recovered from our customers for that purpose.

Our ability to extend existing customer contracts or remarket expiring contracted capacity is dependent on competitive alternatives, the regulatory environment at the federal, state and local levels and market supply and demand factors at the relevant dates these contracts are extended or expire. The duration of new or renegotiated contracts will be affected by current prices, competitive conditions and judgments concerning future market trends and volatility. Subject to regulatory requirements, we attempt to recontract or remarket our capacity at the rates allowed under our tariffs, although at times, we discount these rates to remain competitive. Our existing contracts mature at various times and in varying amounts of throughput capacity. We continue to manage our recontracting process to mitigate the risk of significant impacts on our revenues. The weighted average remaining contract term for our contracts is approximately five years as of December 31, 2005.

Below is the contract expiration portfolio for our firm transportation contracts as of December 31, 2005, including those whose terms begin in 2006 or later.

	BBtu/d[1]	Percent of Total Contracted Capacity
2006	424	7
2007	1,876	32
2008	376	6
2009 and beyond	3,239	55

(1) Includes CIG capacity on the WIC system.

Results of Operations

Our management, as well as El Paso's management, uses earnings before interest expense and income taxes (EBIT) to assess the operating results and effectiveness of our business. We define EBIT as net income adjusted for (i) items that do not impact our income from continuing operations, (ii) income taxes and (iii) interest, which includes interest and debt expense and affiliated interest income. We exclude interest from this measure so that our investors may evaluate our operating results without regard to our financing methods. We believe EBIT is useful to our investors because it allows them to more effectively evaluate the operating performance of our business using the same performance measure analyzed internally by our management. EBIT may not be comparable to measures used by other companies. Additionally, EBIT should be considered in conjunction with net income and other performance measures such as operating income or operating cash flows. The following is a reconciliation of EBIT to net income for the periods presented:

	Quarter Ended March 31,		Year Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)				
	(In millions, except volumes amounts)				
Operating revenues	$ 101	$ 95	$ 374	$ 348	$ 347
Operating expenses	(37)	(50)	(227)	(185)	(135)
Operating income	64	45	147	163	212
Other income, net	3	1	8	3	25
EBIT	67	46	155	166	237
Interest and debt expense	(11)	(7)	(30)	(26)	(26)
Affiliated interest income, net	9	4	27	13	9
Income taxes	(24)	(16)	(55)	(54)	(83)
Income from continuing operations	41	27	97	99	137
Discontinued operations, net of income taxes[1]	—	—	—	—	8
Net income	$ 41	$ 27	$ 97	$ 99	$ 145
Total throughput (BBtu/d)[2]	3,334	3,139	3,207	2,787	2,744

(1) During 2003, we reflected our production and field services businesses as discontinued operations. As of June 30, 2003, all assets classified as discontinued operations had been sold.

(2) Throughput volumes include billable transportation throughput volumes for storage activities and exclude throughput transported by WIC on behalf of CIG.

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005

The following items contributed to our overall EBIT increase of $21 million for the quarter ended March 31, 2006 as compared to the same period in 2005:

	Revenue	Expense	Other	EBIT Impact
	Favorable/(Unfavorable) (In millions)			
Gas not used in operations, revaluations and processing revenues	$ 2	$ 7	$—	$ 9
Higher transportation revenues	4	—	—	4
Environmental reserve	—	3	—	3
Other[1]	—	3	2	5
Total impact on EBIT	$ 6	$13	$ 2	$21

[1] Consists of individually insignificant items.

The following provides further discussions on some of the significant items listed above as well as events that may affect our operations in the future.

Gas Not Used in Operations, Revaluations and Processing Revenues.   During the quarter ended March 31, 2006, the CIG system had $2 million of higher processing plant revenues (net of gas costs used to produce these revenues) as a result of higher natural gas prices. In addition, we experienced a $7 million favorable impact on our operating results due to price revaluations of net gas imbalances and gas owed to our customers, which was partially offset by higher fuel costs.

Higher Transportation Revenues.   For the quarter ended March 31, 2006, we experienced higher transportation revenues primarily on the CIG system as a result of the Raton Basin expansion that was completed in 2005.

Environmental Reserve.   During the first quarter of 2006, we recorded an accrual of $1 million primarily related to mercury remediation activities at our sites. In 2005, we entered into agreements with various states to remediate sites potentially contaminated with mercury from prior operations and, as a result, we accrued $4 million during the first quarter of 2005 based on these agreements. We do not believe additional material reserves for mercury remediation will be required.

Expansion.   In March 2006, we completed the Piceance Basin expansion project on our WIC system and anticipate completion of the related compression in May 2006. Our remaining costs for 2006 related to this project are estimated to be approximately $9 million. In addition, this project is estimated to increase our revenues by approximately $9 million in 2006 and approximately $20 million annually thereafter.

Regulatory Matter.   CIG anticipates filing a new rate case by June 30, 2006. In March 2006, the FERC granted CIG's request to change the effective date of its proposed new rates to no later than January 1, 2007. CIG is engaged in settlement discussions with its customers. The outcome of this rate case and its impact on revenues cannot be predicted with certainty at this time.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following items contributed to our overall EBIT decrease of $11 million for the year ended December 31, 2005 as compared to 2004:

	Revenue	Expense	Other	EBIT Impact
		Favorable/(Unfavorable) (In millions)		
Gas not used in operations, revaluations and processing revenues	$ 8	$(28)	$—	$(20)
Environmental reserve	—	(13)	—	(13)
Higher general and administrative expenses	—	(6)	—	(6)
Higher transportation revenues	13	—	—	13
Other[1]	5	5	5	15
Total impact on EBIT	$26	$(42)	$ 5	$(11)

(1) Consists of individually insignificant items.

The following provides further discussions on some of the significant items listed above as well as events that may affect our operations in the future.

Gas Not Used in Operations, Revaluations and Processing Revenues.   The financial impact of operational gas is based on the amount of natural gas and processing revenues we are allowed to retain and dispose of according to our tariff, relative to the amounts of natural gas we use for operating purposes and the price of natural gas. Gas not needed for operations results in revenues to us at the time volumes are retained. The revenues recognized are impacted by changes in volumes and prices during a given period and by factors such as system throughput, facility enhancements, gas processing margins and the ability to operate the systems in the most efficient and safe manner. During 2005, we experienced a $4 million decrease in our results based on the volumes and changing prices of these retained volumes as compared to 2004. We also experienced variability in our operating results from revaluations of net natural gas imbalances owed to customers and from encroachments against our system gas. These volumetric obligations were recognized as they occurred and were impacted by changing prices each period.

For the year ended December 31, 2005, we had higher processing plant revenues as a result of higher volumes and prices, which were partially offset by higher gas costs used to produce these revenues. We also experienced a $14 million increase in our obligation for net system encroachments and imbalances owed to others as a result of changing market prices. Future impacts on these imbalances will be based on future volumes and changes in prices. We anticipate that this area of our business will continue to vary in the future and will be impacted by rate actions, efficiency of our pipeline operations, natural gas prices and other factors.

Environmental Reserve. During 2005, we entered into agreements with various states to remediate sites potentially contaminated with mercury from prior operations. We accrued $6 million based on these agreements. We are currently reviewing plans with two other states in which we operate to determine if studies and potential remediation will be required. We also recorded an additional $7 million accrual for remediation at a formerly owned site in Wyoming. We do not anticipate that these issues will result in a material impact on future earnings.

Higher General and Administrative Expenses. During the year ended December 31, 2005, our general and administrative expenses were higher than in 2004, primarily due to an increase in benefits accrued under retirement plans and higher insurance. We were also allocated higher costs from El Paso Natural Gas Company (EPNG) and Tennessee Gas Pipeline Company (TGP), our affiliates, associated with our shared pipeline services. In addition, we allocate certain costs to Cheyenne Plains Gas Pipeline (CPG), also our affiliate.

Expansions. Currently, we have the following projects that have been approved by the FERC, and that have been recently completed or are in various stages of completion:

Project	Actual/Anticipated Completion or in Service Date	Actual/Estimated Cost	Estimated Annual Revenues[1]
Raton Basin	September and December 2005	$54 million	2006 — $9 million; Thereafter — $13 million annually
Piceance Basin	March and May 2006	$132 million	2006 — $9 million; Thereafter — $20 million annually

(1) Estimated revenues represent executed agreements with third parties for capacity on the expansion project.

Accounting for Pipeline Integrity Costs. Beginning January 1, 2006, we will be required under a FERC accounting release to expense certain costs incurred in connection with our pipeline integrity program, instead of our current practice of capitalizing them as part of our property, plant and equipment. We currently estimate that we will be required to expense an additional amount of pipeline integrity costs under the release in the range of approximately $2 million to $3 million annually.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following items contributed to our overall EBIT decrease of $71 million for the year ended December 31, 2004 as compared to 2003:

	Revenue	Expense	Other	EBIT Impact
		Favorable/(Unfavorable) (In millions)		
Gas not used in operations, revaluations and processing revenues	$16	$(15)	$ —	$ 1
Reapplication of SFAS No. 71 in 2003	—	(9)	(18)	(27)
Lower transportation revenues	(8)	—	—	(8)
Impact of the finalization of rate case settlement in 2003	(4)	—	—	(4)
Gain on the sale of the Table Rock facility sold in 2003	—	(6)	—	(6)
Storage facility gas loss in 2004	—	(6)	—	(6)
Higher general and administrative expenses	—	(4)	—	(4)
Environmental reserve accrual in 2004	—	(2)	—	(2)
Other[1]	(3)	(8)	(4)	(15)
Total impact on EBIT	$ 1	$(50)	$(22)	$(71)

(1) Consists of individually insignificant items.

The following provides further discussions on some of the significant items listed above as well as events that may affect our operations in the future.

Gas Not Used in Operations, Revaluations and Processing Revenues. The financial impact of operational gas is based on the amount of natural gas and processing revenues we are allowed to retain and dispose of according to our tariff, relative to the amounts of natural gas we use for operating purposes and the price of natural gas. Gas not needed for operations results in revenues to us at the time volumes are retained. The revenues recognized are impacted by changes in volumes and prices during a given period and by factors such as system throughput, facility enhancements, gas processing margins and the ability to operate the systems in the most efficient and safe manner. We also experienced variability in our operating results from revaluations of net natural gas imbalances owed to customers and from encroachments against our system gas. These volumetric obligations were recognized as they occurred and were impacted by changing prices each period.

For the year ended December 31, 2004, on our CIG system we recovered, fairly consistently, volumes of natural gas that were not used for operations. This was, however, offset by a net usage of gas on our WIC system. We also had higher processing plant revenues as a result of higher volumes and prices, which were partially offset by higher gas costs used to produce these revenues. In addition, we experienced an increase in our obligation for net system encroachments and imbalances owed to others as a result of changing market prices.

Reapplication of SFAS No. 71 in 2003. In 2003, we reapplied the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, *Accounting for the Effects of Certain Types of Regulation*, which increased our EBIT and other income by approximately $18 million. Upon our reapplication of SFAS No. 71, we also changed our depreciation method from the straight line method to the composite method, which is consistent with the way we recover our plant costs under our FERC-approved tariff. As a result of this change in depreciation methods, we now use the FERC estimated useful life for our pipelines and storage facilities and our depreciation expense will increase by approximately $9 million annually.

Lower Transportation Revenues. During the year ended December 31, 2004, our transportation revenues were lower than in 2003, due to lower seasonal volumes transported on the CIG system in 2004, and due to contracts that expired on the WIC system in late 2003 that were not renewed until late 2004.

Higher General and Administrative Expenses. During the year ended December 31, 2004, our general and administrative expenses were higher than in 2003, primarily due to higher allocated costs from EPNG and TGP, our affiliates, associated with our shared pipeline services. In addition, we allocate certain costs to CPG, also our affiliate.

Interest and Debt Expense

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005

Interest and debt expense for the quarter ended March 31, 2006 was $4 million higher than the same period in 2005 primarily due to the issuances in March and November 2005 of $200 million and $400 million of senior notes, partially offset by the repayment in June 2005 of our $180 million, 10% senior debentures.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Interest and debt expense for the year ended December 31, 2005 was $4 million higher than in 2004 primarily due to the issuances in March and November 2005 of $200 million and $400 million of senior notes, partially offset by the repayment in June 2005 of our $180 million, 10% senior debentures.

Affiliated Interest Income, Net

Quarter Ended March 31, 2006 Compared to Quarter Ended March 31, 2005

Affiliated interest income, net for the quarter ended March 31, 2006, was $5 million higher than the same period in 2005 due primarily to higher average short-term interest rates and higher average advances to El Paso under its cash management program. The average short-term interest rates for the first quarter increased from 2.9% in 2005 to 5.2% for the same period in 2006. In addition, the average advances due from El Paso of $536 million for the first quarter of 2005 increased to $746 million for the same period in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Affiliated interest income, net for the year ended December 31, 2005, was $14 million higher than in 2004 due primarily to higher average short-term interest rates and higher average advances to El Paso under its cash management program. The average short-term rate increased from 2.4% in 2004 to 4.2% in 2005. In addition, the average advances due from El Paso of $544 million in 2004 increased to $655 million in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Affiliated interest income, net for the year ended December 31, 2004, was $4 million higher than in 2003 due primarily to higher average short-term interest rates and higher average advances to El Paso under its cash management program. The average short-term rate increased from 2.0% in 2003 to 2.4% in 2004. In addition, the average advances due from El Paso of $452 million in 2003 increased to $544 million in 2004.

Income Taxes

	Quarter Ended March 31,		Year Ended December 31,		
	2006	**2005**	**2005**	**2004**	**2003**
	(Unaudited)				
	(In millions, except for rates)				
Income taxes	$24	$16	$55	$54	$83
Effective tax rate	37%	37%	36%	35%	38%

Our effective tax rates for the quarter ended March 31, 2006 and 2005 were different than the statutory rate of 35 percent, primarily due to effect of state income taxes. Our effective tax rates for 2005 and 2004 approximated the statutory federal rate of 35 percent. During both periods, the effective tax rate was impacted by current year state income taxes, offset by changes in estimates of prior year state income taxes. Our effective tax rate for 2003 was different than the statutory federal rate of 35 percent, primarily due to current year state income taxes. For a reconciliation of the statutory rate to the effective tax rates, see Notes to Consolidated Financial Statements, Note 4, beginning on page F-11.

Discontinued Operations and Divestitures

Discontinued Operations

In 2003, we announced a plan to sell our Mid-Continent midstream assets and completed the sale of our Wyoming gathering systems. With this announcement, we completed or announced the sale of substantially all of our midstream assets. As a result, we reclassified these assets and operations as discontinued operations in our financial statements. In June 2003, we completed the sale of the assets in the Mid-Continent region. These assets primarily included our Greenwood, Hugoton, Keyes and Mocane natural gas gathering systems, our Sturgis processing plant and our processing arrangements at three additional processing plants. Net proceeds from the sale were approximately $46 million and we recognized a gain in the second quarter of 2003 of approximately $13 million.

The summarized financial results of our discontinued operations are as follows:

	December 31, 2003
	(In millions)
Operating Results:	
Revenues	$ 67
Costs and expenses	(67)
Gain on sale of assets	12
Operating income	12
Income taxes	(4)
Income from discontinued operations, net of income taxes	$ 8

As of December 31, 2003, we had sold all assets classified as discontinued operations.

Divestitures

During 2003, we sold assets with a combined net book value of less than $1 million. Net proceeds from these sales were approximately $8 million, which includes $6 million related to the buyout of a gas purchase contract. We recorded a gain on the sale of long-lived assets of approximately $6 million.

Liquidity and Capital Resources

Liquidity Overview

Our liquidity needs are provided by cash flows from operating activities. In addition, we participate in El Paso's cash management program. Under El Paso's cash management program, depending on whether we have short-term cash surpluses or requirements, we either provide cash to El Paso or El Paso provides cash to us in exchange for an affiliated note receivable or payable. We have historically provided cash advances to El Paso, and we reflect these advances as investing activities in our statement of cash flows. At March 31, 2006, we had a note receivable from El Paso of $750 million that is due upon demand. However, we do not anticipate settlement within the next twelve months and therefore, classified this receivable as non-current on our balance sheet. We also had a $7 million non-current note receivable from our parent, El Paso Noric Investments III, L.L.C., at March 31, 2006.

In addition to the cash management program, we are also eligible to borrow amounts available under El Paso's $3 billion credit agreement, under which our common stock and that of several of our affiliates are pledged as collateral. At March 31, 2006, El Paso had $1.2 billion outstanding as a term loan and $1.6 billion of letters of credit issued under the credit agreement. We have no borrowings or letter of credit obligations under this agreement. We believe that cash flows from operating activities and amounts available under El Paso's cash management program, if necessary, will be adequate to meet our short-term capital requirements for our existing operations and planned expansion opportunities.

Debt

At March 31, 2006, we had long term debt outstanding of $700 million. In November 2005, CIG issued $400 million of 6.80% senior notes due in November 2015. The proceeds from the offering were used for general corporate purposes, but were advanced to El Paso under the cash management program until recovered by us for our operating needs. In October 2005, WIC repaid the outstanding balance on its $30 million variable interest rate note due 2007. The funds used to repay the note were received from El Paso as a repayment of amounts due to WIC under El Paso's cash management program. In March 2005, CIG issued $200 million of 5.95% senior notes due in March 2015. The net proceeds of the offering were used to repay all of our $180 million, 10% senior debentures that matured in June 2005, and for general corporate purposes. As a result of this debt repayment, we are no longer subject to a $5 million cross-acceleration provision included in that indenture.

Capital Expenditures

Our capital expenditures during the periods indicated are as follows:

	Quarter Ended March 31,		Year Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)		(In millions)		
Maintenance	$ 7	$ 6	$ 29	$36	$29
Expansion/Other	53	7	119	25	21
Total	$60	$13	$148	$61	$50

Under our current plan, we expect to spend between approximately $40 million and $62 million in each of the next three years for capital expenditures to maintain the integrity of our pipelines, to comply with clean air regulations and to ensure the safe and reliable delivery of natural gas to our customers. In addition, we have budgeted to spend between approximately $58 million and $208 million in each of the next three years to expand the capacity of our systems contingent upon customer commitment to the projects. The primary drivers of these capacity additions are the WIC Piceance Basin expansion and other planned Rocky Mountain and Front Range area expansion projects. As of March 31, 2006, we expect to spend approximately $84 million for the remainder of 2006 for capital expenditures, consisting of approximately $31 million to expand the capacity on our systems and $53 million for maintenance capital. We expect to fund capital expenditures through the use of internally generated funds.

Commitments and Contingencies

For a description of our material legal proceedings, see "Business — Legal Proceedings."

Rates and Regulatory Matters

Rate Case. CIG anticipates filing a new rate case by June 30, 2006. In March 2006, the FERC granted CIG's request to change the effective date of its proposed new rates to no later than January 1, 2007. CIG is engaged in settlement discussions with its customers. The outcome of this rate case and its impact on our revenues cannot be predicted with certainty at this time.

While the outcome of our outstanding rates and regulatory matter cannot be predicted with certainty, based on current information, we do not expect the ultimate resolution of these matters to have a material adverse effect on our financial position, operating results or cash flows. However, it is possible that new information or future developments could require us to reassess our potential exposure related to these matters, which could have a material effect on our results of operations, our financial position and our cash flows.

Critical Accounting Policies

A critical accounting policy involves the use of complicated processes, assumptions and/or judgments in the preparation of our financial statements. Below is a discussion of our critical accounting policy regarding our legal and environmental reserves.

Accounting for Legal and Environmental Reserves. We accrue legal and environmental reserves when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. Estimates of our liabilities are based on our evaluation of potential outcomes, currently available facts, and in the case of environmental reserves, existing technology and presently enacted laws and regulations taking into consideration the likely effects of societal and economic factors, estimates of associated onsite, offsite and groundwater technical studies and legal costs. Actual results may differ from our estimates, and our estimates can be, and often are, revised in the future, either negatively or positively, depending upon actual outcomes or changes in expectations based on the facts surrounding each matter. At March 31, 2006, we had accrued approximately $22 million for environmental matters. We had no accrual for legal matters at March 31, 2006.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2005, for each of the years presented.

	2006	2007	2008	2009	2010	Thereafter	Total
				(In millions)			
Long-term obligations:[1]							
Principal	$—	$—	$—	$—	$—	$ 700	$ 700
Interest	46	46	46	46	46	371	601
Operating lease obligations[2]	2	2	2	2	—	—	8
Capital lease obligations[3]	1	1	1	1	1	15	20
Other contractual obligations and purchase commitments[4]	35	—	—	—	—	—	35
Total contractual obligations	$84	$49	$49	$49	$47	$1,086	$1,364

(1) See Notes to Consolidated Financial Statements, Note 7, on page F-12.

(2) See Notes to Consolidated Financial Statements, Note 8, on page F-13.

(3) See "Certain Relationships and Related Party Transactions" and Notes to Consolidated Financial Statements, Note 8, on page F-13.

(4) At December 31, 2005, we had capital and investment commitments of approximately $35 million primarily related to ongoing capital projects. Our other planned capital and investment projects are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.

Quantitative And Qualitative Disclosures About Market Risk

Our primary market risk is exposure to changing interest rates. The table below shows the carrying value and related weighted average effective interest rates of our interest bearing securities by expected maturity dates and the fair value of those securities. The fair values of our fixed rate long-term debt securities were estimated based on quoted market prices for the same or similar issues.

| | March 31, 2006 | | December 31, 2005 | |
	Total	Fair Value	Carrying Amount	Fair Value
	(In millions, except for rate)			
Liabilities:				
Long-term debt, including current maturities — fixed rate	$700	$701	$700	$710
Average interest rate	6.6%			

BUSINESS

Overview and Strategy

We are a Delaware corporation incorporated in 1927, and an indirect wholly owned subsidiary of El Paso. In November 2005, we acquired WIC from our affiliates for its net book value of approximately $215 million. The acquisition of WIC was accounted for as a transaction between entities under common control. As such, the assets and liabilities of WIC were recorded at El Paso's historical cost on the acquisition date. As reported in the Consolidated Financial Statements beginning on page F-1, the information included in this registration statement reflects the combined information of CIG and WIC for all periods presented.

Our primary business consists of the interstate transportation, storage and processing of natural gas. We conduct our business activities through our natural gas pipeline systems and storage facilities as discussed below.

Each of our pipeline systems and storage facilities operates under tariffs approved by the FERC that establish rates, cost recovery mechanisms, terms and conditions of service to our customers. The fees or rates established under our tariffs are a function of our costs of providing services to our customers, including a reasonable return on our invested capital. Our revenues from transportation, storage and related services consist of two types of revenues:

- *Reservation revenues.* Reservation revenues are from customers (referred to as firm customers) that reserve capacity on our pipeline systems and storage facilities. These firm customers are obligated to pay a monthly reservation or demand charge, regardless of the amount of natural gas they transport or store, for the term of their contracts.

- *Usage revenues.* Usage revenues are from both firm customers and interruptible customers (those without reserved capacity) that pay usage charges based on the volume of gas actually transported, stored, injected or withdrawn.

In 2005, approximately 78 percent of our revenues were attributable to reservation charges paid by firm customers. The remaining 22 percent of our revenues were variable. Because of our regulated nature and the high percentage of our revenues attributable to reservation charges, our revenues have historically been relatively stable. However, our financial results can be subject to volatility due to factors such as changes in natural gas prices and market conditions, regulatory actions, competition, the creditworthiness of our customers and weather. Through 2005, we also experienced volatility in our financial results when the amounts of natural gas utilized in our operations differed from the amounts we recovered from our customers for that purpose and from revaluation and processing revenue.

Our strategic business plan is as follows:

- Favorably resolve our upcoming CIG rate case;

- Successfully recontract transportation capacity;

- Focus on cost efficiencies, especially fuel use;

- Successfully complete expansion projects; and

- Attract new supply and transport to new markets.

Below is a further discussion of our pipeline systems and storage facilities.

The CIG System. The CIG system consists of approximately 4,000 miles of pipeline with a design capacity of approximately 3,000 MMcf/d. During 2005, 2004 and 2003, average throughput was 1,902 BBtu/d, 1,744 BBtu/d and 1,685 BBtu/d, respectively. This system extends from production areas in the Rocky Mountain region and the Anadarko Basin to the front range of the Rocky Mountains and interconnects with several pipeline systems transporting gas to the Midwest, the Southwest, California and the Pacific Northwest.

The WIC System.   The WIC system consists of approximately 600 miles of pipeline (exclusive of our Piceance Basin expansion project discussed below) with a design capacity of approximately 1,997 MMcf/d. During 2005, 2004 and 2003, average throughput was 1,479 BBtu/d, 1,201 BBtu/d and 1,213 BBtu/d, respectively (inclusive of 174 BBtu/d, 158 BBtu/d and 154 BBtu/d, respectively, transported for CIG). This system extends from western Wyoming and the Powder River Basin to various pipeline interconnections near Cheyenne, Wyoming.

In September 2005, the FERC approved WIC's Piceance Basin expansion project, which consists of the construction and operation of approximately 142 miles of 24-inch pipeline, compression and metering facilities to move additional supplies into the WIC system near Wamsutter, Wyoming. This expansion increases our receipt capacity by 333 MMcf/d. Construction of the project began in November 2005, and commercial operations began in March 2006. The related compression facilities are expected to be in service in May 2006.

Storage Facilities.   Along the CIG pipeline system, we have approximately 29 Bcf of underground working natural gas storage capacity provided by four storage facilities located in Colorado and Kansas.

Regulatory Environment

Our interstate natural gas transmission systems and storage operations are regulated by the FERC under the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. We operate under tariffs approved by the FERC that establish rates, terms and conditions of service to our customers. Generally, the FERC's authority extends to:

- rates and charges for natural gas transportation and storage;

- certification and construction of new facilities;

- extension or abandonment of services and facilities;

- maintenance of accounts and records;

- relationships between pipeline and energy affiliates;

- terms and conditions of services;

- depreciation and amortization policies;

- acquisition and disposition of facilities; and

- initiation and discontinuation of services.

Our interstate pipeline systems are also subject to federal, state and local statutes and regulations regarding pipeline safety and environmental matters. Our systems have ongoing inspection programs designed to keep all of our facilities in compliance with pipeline safety and environmental requirements and we believe that our systems are in material compliance with the applicable requirements.

We are subject to regulations over the safety requirements in the design, construction, operation and maintenance of our interstate natural gas transmission systems and storage facilities by the U.S. Department of Transportation. Our operations on U.S. government land are regulated by the U.S. Department of the Interior.

Markets and Competition

Our customers consist of natural gas distribution and industrial companies, electric generation companies, natural gas producers, other natural gas pipelines and natural gas marketing and trading companies. We provide transportation and storage services in both our natural gas supply and market areas. Our pipeline systems connect with multiple pipelines that provide our customers with access to diverse sources of supply and various natural gas markets.

Imported LNG is one of the fastest growing supply sectors of the natural gas market. Terminals and other regasification facilities can serve as important sources of supply for pipelines, enhancing their delivery capabilities and operational flexibility and complementing traditional supply transported into market areas. However, these LNG delivery systems also may compete with us for transportation of gas into market areas we serve.

Electric power generation is the fastest growing demand sector of the natural gas market. The growth of the electric power industry potentially benefits the natural gas industry by creating more demand for natural gas turbine generated electric power. This effect is offset, in varying degrees, by increased generation efficiency, the more effective use of surplus electric capacity and increased natural gas prices. In addition, in several regions of the country, new additions in electric generating capacity have exceeded load growth and electric transmission capabilities out of those regions. These developments may inhibit owners of new power generation facilities from signing firm contracts with us.

The CIG system serves two major markets, its on-system market, consisting of utilities and other customers located along the front range of the Rocky Mountains in Colorado and Wyoming, and its off-system market, consisting of the transportation of Rocky Mountain natural gas production from multiple supply basins to interconnections with other pipelines bound for the Midwest, the Southwest, California and the Pacific Northwest. Recent growth in the on-system market from both the space heating segment and electric generation segment has provided us with incremental demand for transportation services. The WIC system has a one Bcf/d Medicine Bow lateral that is the primary source of transportation for increasing volumes of Powder River Basin supply and can readily be expanded as supply increases. Currently, there are two other interstate pipelines that transport limited volumes out of this basin. WIC also constructed a 333 MMcf/d lateral to transport gas produced from the Piceance Basin in northwest Colorado to WIC's mainline, which connects to pipelines serving western and mid-continent markets. Currently, there is one other competing interstate pipeline under construction, which will also transport gas from this basin.

Our existing transportation and storage contracts mature at various times and in varying amounts of throughput capacity. Our ability to extend our existing contracts or remarket expiring capacity is dependent on competitive alternatives, the regulatory environment at the federal, state and local levels and market supply and demand factors at the relevant dates these contracts are extended or expire. The duration of new or renegotiated contracts will be affected by current prices, competitive conditions and judgments concerning future market trends and volatility. Subject to regulatory requirements, we attempt to recontract or remarket our capacity at the rates allowed under our tariffs, although at times, we discount these rates to remain competitive.

The following table details the markets we serve and the competition on our pipeline systems as of December 31, 2005:

Pipeline System	Customer Information	Contract Information	Competition
CIG	Approximately 111 firm and interruptible customers Major Customer: Public Service Company of Colorado (970 BBtu/d) (187 BBtu/d) (261 BBtu/d)	Approximately 184 firm transportation contracts. Weighted average remaining contract term of approximately five years. Contract terms expire in 2007. Contract term expires in 2008. Contract terms expire in 2009-2014.	CIG serves two major markets. Its on-system market consists of utilities and other customers located along the front range of the Rocky Mountains in Colorado and Wyoming. Its off-system market consists of the transportation of Rocky Mountain production from multiple supply basins to interconnections with other pipelines bound for the Midwest, the Southwest, California and the Pacific Northwest. Competition for its on-system market consists of an intrastate pipeline, local production from the Denver-Julesburg basin, and long-haul shippers who elect to sell into this market rather than the off-system market. Competition for its off-system market consists of other existing and proposed interstate pipelines that are directly connected to its supply sources.
WIC	Approximately 47 firm and interruptible customers Major Customers: Williams Power Company (353 BBtu/d) CIG (247 BBtu/d) Western Gas Resources (235 BBtu/d) Cantera Gas Company (226 BBtu/d)	Approximately 47 firm transportation contracts. Weighted average remaining contract term of approximately six years. Contract terms expire in 2008-2013. Contract terms expire in 2006-2016. Contract terms expire in 2007-2013. Contract terms expire in 2012-2013.	WIC competes with pipelines that are existing, proposed and currently under construction to provide transportation services to delivery points in northeast Colorado and western Wyoming. WIC's one Bcf/d Medicine Bow lateral is the primary source of transportation for increasing volumes of Powder River Basin supply and can readily be expanded as supply increases. Currently, there are two other interstate pipelines that transport limited volumes out of this basin.

Environmental

A description of our environmental activities is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies."

Employees

As of May 16, 2006, we had approximately 240 full-time employees, none of whom are subject to a collective bargaining agreement.

Properties

We believe that we have satisfactory title to the properties owned and used in our businesses, subject to liens for taxes not yet payable, liens incident to minor encumbrances, liens for credit arrangements and easements and restrictions that do not materially detract from the value of these properties, our interests in these properties or the use of these properties in our businesses. We believe that our properties are adequate and suitable for the conduct of our business in the future.

Legal Proceedings

Gas Measurement Cases. We and a number of our affiliates were named defendants in actions that generally allege a mismeasurement of natural gas volumes and/or heating content resulting in the underpayment of royalties. The first set of cases was filed in 1997 by an individual under the False Claims Act, which has been consolidated for pretrial purposes (in *re: Natural Gas Royalties Qui Tam Litigation,* U.S. District Court for the District of Wyoming.) These complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands. In May 2005, a representative appointed by the court issued a recommendation to dismiss most of the actions on jurisdictional grounds. If the court adopts these recommendations, it will result in the dismissal of this case on jurisdictional grounds. Similar allegations were filed in a second action in 1999 in *Will Price, et al. v. Gas Pipelines and Their Predecessors, et al.,* in the District Court of Stevens County, Kansas on non-federal and non-Native American lands. The plaintiffs currently seek certification of a class of royalty owners in wells in Kansas, Wyoming and Colorado. Motions for class certification have been briefed and argued in the proceedings and the parties are awaiting the court's ruling. In each of these cases, the applicable plaintiff seeks an unspecified amount of monetary damages in the form of additional royalty payments (along with interest, expenses and punitive damages) and injunctive relief with regard to future gas measurement practices. Our costs and legal exposure related to these lawsuits and claims are not currently determinable.

Natural Buttes. In May 2003, we met with the EPA to discuss potential prevention of significant deterioration violations due to a de-bottlenecking modification at our facility. The EPA issued an Administrative Compliance Order and we are in negotiations with the EPA as to the appropriate penalty. In September 2005, we were informed that the EPA referred this matter to the U.S. Department of Justice. We have since entered into a tolling agreement with the United States in order to facilitate continuing settlement discussions.

In addition to the above matters, we and our subsidiaries and affiliates are also named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business.

For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. As further information becomes available, or other relevant developments occur, we adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we had no accruals for our outstanding legal matters at March 31, 2006.

MANAGEMENT

Executive Officers and Directors

The following provides biographical information for each of our executive officers and directors as of May 18, 2006. Directors are elected annually by our parent, and hold office until their successors are elected and duly qualified. Each executive officer named in the following table has been elected to serve until his successor is duly appointed or elected or until his earlier removal or resignation from office.

There are no family relationships among any of our executive officers or directors, and, unless described herein, no arrangement or understanding exists between any executive officer and any other person pursuant to which he was or is to be selected as an officer.

Name	Age	Position	Officer Since
James J. Cleary	51	President, Chairman of the Board and Director (Principal Executive Officer)	2004
John R. Sult	46	Senior Vice President, Chief Financial Officer, and Controller (Principal Accounting Officer)	2005
Daniel B. Martin	49	Senior Vice President and Director	2001
Thomas L. Price	51	Vice President and Director	2002

James J. Cleary has been Chairman of the Board since May 2005. He has been a Director and President since January 2004. From January 2001 through December 2003, he served as President of our affiliate ANR Pipeline Company. Prior to that time, he served as Executive Vice President of our affiliate Southern Natural Gas Company from May 1998 to January 2001. He also serves as Chairman of the Board and President of our affiliate EPNG. He also worked for Southern Natural Gas Company and its affiliates in various capacities beginning in 1979.

John R. Sult has been Senior Vice President, Chief Financial Officer and Controller since November 2005. Mr. Sult also serves as Senior Vice President and Controller (Chief Accounting Officer) of our parent El Paso and as Senior Vice President of our affiliates ANR Pipeline Company, EPNG, Southern Natural Gas Company, and TGP. He held the position of Vice President and Controller at Haliburton Energy Services Company from August 2004 until joining El Paso in October 2005. He was an independent consultant from December 2002 until August 2004. From 1994 until December 2002 he was an Audit Partner with Arthur Andersen LLP.

Daniel B. Martin has been a Director since May 2005 and Senior Vice President since January 2001. He has served as Senior Vice President of our affiliate ANR Pipeline Company since 2001. He has served as Senior Vice President of our affiliates Southern Natural Gas Company, EPNG and TGP since 2000 and worked in various other capacities beginning in 1978. He also serves as a director of TGP, Southern Natural Gas Company, ANR Pipeline Company and EPNG.

Thomas L. Price has been a Director since 2005 and Vice President since 2002. He has served as Vice President of our affiliate EPNG since 2002 and as a Director of EPNG since 2005. Prior to that time, Mr. Price worked in various capacities with the Company beginning in 1980.

We are a wholly owned subsidiary of El Paso and rely on El Paso for certain support services. As a result, we do not have a separate corporate audit committee or audit committee financial expert. Also, we have not adopted a separate code of ethics. However, our executives are subject to El Paso's Code of Business Conduct which is available for your review at El Paso's website, *www.elpaso.com*. Information from El Paso's website is not part of this prospectus.

Executive Compensation

The following table and narrative text sets forth information concerning compensation paid to our chief executive officer and our other most highly compensated executive officer for services rendered to us in all capacities during the last three fiscal years. The table also identifies the principal capacity in which each of the named executives served us at the end of 2005. The table does not reflect compensation paid to an executive officer if the executive officer's compensation does not meet the SEC's minimum threshold reporting requirement.

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	Long-Term Incentive Plan Payouts ($)	All Compensation ($)
				Annual Compensation			**Long-Term Compensation** — **Awards** — **Payouts**	
James J. Cleary President[1]	2005	$ 98,547						
	2004	$107,301						
					See Notes Below			
John W. Somerhalder II Former Chairman of the Board and Chief Executive Officer[2]	2005	$ 34,142						
	2004	$ 56,879						
	2003	$ 56,879						

(1) The amount reflected in the salary column for Mr. Cleary is the amount charged to us in each year by EPNG, our affiliate, for the services rendered to us by Mr. Cleary since he divides his time between service to us and to our affiliates. Mr. Cleary became an employee of our affiliate EPNG, and began providing services to us in 2004. Accordingly, no compensation was allocated to us for Mr. Cleary in 2003. Our affiliate paid Mr. Cleary's base salary and charged back a 33 percent allocation to us in 2005 and 37 percent allocation to us in 2004. The amount charged back to us is derived by estimating the time and effort involved in providing services to us. Mr. Cleary may also receive an annual incentive bonus, stock options, restricted stock, pension plan benefits and other compensation and benefits from El Paso. Those benefits, if any, are not charged directly to us and are, therefore, not reflected in this table. However, we do pay EPNG for certain general and administrative costs, which may include the costs of certain compensation and benefits for officers (including Mr. Cleary) and employees. The amounts reflected in the salary column for 2005 and 2004 for Mr. Cleary do not include amounts for El Paso mandated reductions to fund certain charitable organizations.

(2) The amount reflected in the salary column for Mr. Somerhalder is the amount charged to us in each year by TGP, our affiliate, for the services rendered to us by Mr. Somerhalder since he divided his time between service to us and to our affiliates. Our affiliate paid Mr. Somerhalder's base salary and charged back an eight percent allocation to us in 2005 and a nine percent allocation to us in 2004 and 2003. The amount charged back to us was derived by estimating the time and effort involved in providing services to us. Mr. Somerhalder may have also received an annual incentive bonus, stock options, restricted stock, pension plan benefits and other compensation and benefits from El Paso. Those benefits, if any, are not charged directly to us and are, therefore, not reflected in this table. However, we do pay TGP for certain general and administrative costs, which may include the costs of certain compensation and benefits for officers (including Mr. Somerhalder) and employees. The amount reflected in the salary column for 2003 for Mr. Somerhalder includes an amount for perquisite allowances paid to Mr. Somerhalder. The amounts reflected in the salary column for 2005, 2004 and 2003 for Mr. Somerhalder do not include amounts for El Paso mandated reductions to fund certain charitable organizations. Mr. Somerhalder ceased his employment with El Paso and its affiliates on April 30, 2005.

El Paso Pension Plan

Effective January 1, 1997, El Paso amended its Pension Plan to provide pension benefits under a cash balance plan formula that defines participant benefits in terms of a hypothetical account balance. Prior to adopting a cash balance plan, El Paso provided pension benefits under a plan, which we refer to as the Prior Plan, that defined monthly benefits based on final average earnings and years of service. Under the cash balance plan, an initial account balance was established for each El Paso employee who was a participant in the Prior Plan on December 31, 1996. The initial account balance was equal to the present value of Prior Plan benefits as of December 31, 1996.

In October 1999, Sonat Inc., or Sonat, merged with El Paso. Effective January 1, 2000, an initial account balance was established for each Sonat employee who was a participant in the Sonat pension plan on December 31, 1999 due to the merger of Sonat's plan into El Paso's Pension Plan. Prior to the pension plan merger, Sonat participants received pension benefits under a plan, which we refer to as the Prior Sonat Plan, that defined monthly benefits based on final average earnings and years of service. The initial account balance was equal to the present value of the Prior Sonat Plan benefit as of December 31, 1999.

At the end of each calendar quarter, participant account balances are increased by an interest credit based on 5-Year Treasury bond yields, subject to a minimum interest credit of four percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage
Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

Under El Paso's Pension Plan and applicable Internal Revenue Code provisions, compensation in excess of $210,000 cannot be taken into account and the maximum payable benefit in 2005 was $170,000. Any excess benefits otherwise accruing under El Paso's Pension Plan are payable under El Paso's 2005 Supplemental Benefits Plan which was adopted effective January 1, 2005, in connection with the implementation of Section 409A of the Internal Revenue Code and replaces El Paso's Supplemental Benefits Plan for benefits accruing after 2004. Participants will receive benefits from El Paso's 2005 Supplemental Benefits Plan upon termination of employment in the form of a lump sum payment except that benefit payments under the plan to certain "key employees," as determined pursuant to Section 409A of the Internal Revenue Code, will be delayed until six months after their termination. Participants will receive benefits from El Paso's Supplemental Benefits Plan upon termination of employment in the form of a lump sum payment unless a valid irrevocable election was made to receive payment in a form other than lump sum prior to June 1, 2004.

Participants with an initial account balance on January 1, 1997 are provided minimum benefits equal to the Prior Plan benefit accrued as of the end of 2001. Upon retirement, certain participants (which included Mr. Somerhalder) are provided pension benefits that equal the greater of the cash balance formula benefit or the Prior Plan benefit. For Mr. Somerhalder, the Prior Plan benefit reflects accruals through the end of 2001 and is computed as follows: for each year of credited service up to a total of 30 years, 1.1 percent of the first $26,800, plus 1.6 percent of the excess over $26,800, of the participant's average annual earnings during his five years of highest earnings.

Participants with a Prior Sonat Plan benefit (including Mr. Cleary) are provided pension benefits that equal the greater of the cash balance formula benefit or the Prior Sonat Plan benefit accrued through the earlier of the date of termination or December 31, 2004. The Prior Sonat Plan benefit is computed as follows:

2.4% of the participant's average annual earnings during his five years of highest earnings for each year of service prior to 1992 (up to a total of 25 years),

minus 2.0% of estimated social security benefit for each year of service prior to 1992 (up to a total of 25 years), plus 2.0% of the participant's average annual earnings during his five years of highest earnings for each year of service after 1991 (up to a total of 30 years),

minus 1.667% of estimated social security benefit for each year of service after 1991 (up to a total of 30 years).

The result from this Prior Sonat Plan formula can not exceed 60% of the participant's average annual earnings during his five years of highest earnings minus 50% of the estimated social security benefit.

Credited service as of December 31, 2001, for Mr. Somerhalder and credited service as of December 31, 2004, for Mr. Cleary is reflected in the table below. Amounts reported under Base Pay and Bonus for each named executive approximate earnings as defined under the Pension Plan.

Estimated annual benefits payable from El Paso's Pension Plan and supplemental benefits plans upon retirement at the normal retirement age (age 65) for each named executive is reflected below (based on assumptions that each executive receives the base salary used in the table below with no pay increases, receives target annual bonuses as shown in the table below beginning with bonuses earned for fiscal year 2005, and cash balances are credited with interest at a rate of 4.33% percent for 2006 and 4% per annum thereafter):

Named Executive	December 31, 2005 Base Pay Rate	Target Bonus (as a % of Base Pay Rate)	Credited Service[1]	Pay Credit Percentage During 2005	Estimated Annual Benefits ($)[2]
James J. Cleary	$306,504	60%	26	7%	$218,896
John W. Somerhalder	N/A	N/A	24	7%	$402,152

(1) For Mr. Cleary, credited service shown is as of December 31, 2004. For Mr. Somerhalder, credited service shown is as of December 31, 2001.

(2) The Sonat Prior Plan benefit for Mr. Cleary is greater than his projected cash balance benefit at age 65. The Prior Plan minimum benefit for Mr. Somerhalder is greater than his projected cash balance benefit at age 65. Mr. Somerhalder received his vested pension benefit amount under the Pension Plan on July 1, 2005 in a lump sum of $214,428, minus amounts withheld for taxes. Mr. Somerhalder received his vested pension benefit under the supplemental benefits plans on June 1, 2005 in a lump sum of $1,773,898, minus amounts withheld for taxes.

Employment Contracts, Termination of Employment, Change in Control Arrangements and Officer Indemnification Agreements

Effective April 30, 2005, John W. Somerhalder II entered into an agreement and general release dated May 4, 2005, pursuant to which Mr. Somerhalder's separation of employment with El Paso became effective. Under this agreement, El Paso agreed to provide severance benefits to Mr. Somerhalder under El Paso's existing severance pay plan in the amount of $642,000. El Paso also agreed to provide Mr. Somerhalder with a prorationing of his incentive compensation for 2005, which included one third of his target 2005 annual cash incentive bonus in the amount of $203,300, a cash equivalent in the amount of $12,815 equal to the pro-rated value of his 2005 equity award had he received that grant and eight months of continued medical coverage subject to the payment of the required contributions. Upon his departure, Mr. Somerhalder had 95,000 vested non-qualified El Paso stock options and 49,531 shares of vested restricted El Paso stock. These awards are subject to the terms of the original grant and the plans from which the awards were granted. In addition, El Paso entered into a consulting agreement with Mr. Somerhalder pursuant to which Mr. Somerhalder would provide consulting services to El Paso on various pipeline projects for a fee of $41,000 per month for a period of 12 months, subject to certain earlier termination rights set forth in the consulting agreement. The consulting agreement was terminated effective February 28, 2006, and Mr. Somerhalder no longer provides consulting services to El Paso.

El Paso Benefit Plans

El Paso Severance Pay Plan. The El Paso Severance Pay Plan is a broad-based employee plan providing severance benefits following a "qualifying termination" for all salaried employees of El Paso and certain of its subsidiaries. A "qualifying termination" is (1) a termination upon the elimination of the participant's position, or (2) a termination as a result of a reduction in force. Severance pay is paid in lump sum as soon as administratively practicable after the expiration of the revocation period. The maximum amount of severance pay is equal to the participant's annual salary.

El Paso 2004 Key Executive Severance Protection Plan. In March 2004, El Paso adopted this plan to more closely align its executive severance protection plans with current market arrangements than El Paso's Key Executive Severance Protection Plan (as described below) and Employee Severance Protection Plan (as described below). This plan provides severance benefits following a "change in control" of El Paso for executives of El Paso and certain of its subsidiaries designated by El Paso's Board or Compensation Committee. This plan is intended to replace the El Paso Key Executive Severance Protection Plan and the El Paso Employee Severance Protection Plan, and participants are required to waive their participation under those plans (if applicable) as a condition to becoming participants in this plan. The benefits of the plan include: (1) a cash severance payment in an amount equal to three times the annual salary and target bonus for the president and chief executive officer of El Paso, two times the annual salary and target bonus for executive vice presidents and senior vice presidents of El Paso, and one times the annual salary and target bonus for vice presidents of El Paso; (2) a pro-rated portion of the executive's target bonus for the year in which the termination of employment occurs; (3) continuation of life and health insurance following termination for a period of 36 months for the president and chief executive officer of El Paso, 24 months for executive vice presidents and senior vice presidents of El Paso, and 12 months for vice presidents of El Paso; (4) a gross-up payment for any federal excise tax imposed on an executive in connection with any payment or distribution made by El Paso or any of its affiliates under the plan or otherwise; provided that in the event a reduction in payments in respect of the executive of ten percent or less would cause no excise tax to be payable in respect of that executive, then the executive will not be entitled to a gross-up payment and payments to the executive shall be reduced to the extent necessary so that the payments shall not be subject to the excise tax; and (5) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan. Benefits are payable for any termination of employment of an executive in the plan within two years following the date of a change in control, except where termination is by reason of death, disability, for "cause" (as defined in the plan) or instituted by the executive other than for "good reason" (as defined in the plan). Benefits are also payable under the plan for terminations of employment prior to a change in control that arise in connection with, or in anticipation of, a change in control. Benefits are not payable for any termination of employment following a change in control if (1) the termination occurs in connection with the sale, divestiture or other disposition of designated subsidiaries of El Paso, (2) the purchaser or entity subject to the transaction agrees to provide severance benefits at least equal to the benefits available under the plan, and (3) the executive is offered, or accepts, employment with the purchaser or entity subject to the transaction. A change in control generally occurs if: (1) any person or entity becomes the beneficial owner of more than 20 percent of El Paso's common stock; (2) a majority of the current members of the Board of Directors of El Paso or their approved successors cease to be directors of El Paso (or, in the event of a merger, the ultimate parent following the merger); or (3) a merger, consolidation, or reorganization of El Paso, a complete liquidation or dissolution of El Paso, or the sale or disposition of all or substantially all of El Paso's and its subsidiaries' assets (other than a transaction in which the same stockholders of El Paso before the transaction own 50 percent of the outstanding common stock after the transaction is complete). This plan generally may be amended or terminated at any time prior to a change in control, provided that any amendment or termination that would adversely affect the benefits or protections of any executive under the plan shall be null and void as it relates to that executive if a change in control occurs within one year of the amendment or termination. In addition, any amendment or termination of the plan in connection with, or in anticipation of, a change in control which actually occurs shall be null and void. From and after a change in control, the plan may not be amended in any manner that would adversely affect the benefits or protections provided to any executive under the plan.

El Paso Key Executive Severance Protection Plan.   This plan, initially adopted in 1992, provides severance benefits following a "change in control" of El Paso for certain officers of El Paso and certain of its subsidiaries, including Mr. Cleary. The benefits of the plan include: (1) an amount equal to three times the participant's annual salary, including maximum bonus amounts as specified in the plan; (2) continuation of life and health insurance for an 18-month period following termination; (3) a supplemental pension payment calculated by adding three years of additional credited pension service; (4) certain additional payments to the terminated employee to cover excise taxes if the payments made under the plan are subject to excise taxes on golden parachute payments; and (5) payment of legal fees and expenses incurred by the employee to enforce any rights or benefits under the plan. Benefits are payable for any termination of employment for a participant in the plan within two years of the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the employee for other than "good reason" (as defined in the plan). A change in control occurs if: (1) any person or entity becomes the beneficial owner of 20 percent or more of El Paso's common stock; (2) any person or entity (other than El Paso) purchases the common stock by way of a tender or exchange offer; (3) El Paso stockholders approve a merger or consolidation, sale or disposition or a plan of liquidation or dissolution of all or substantially all of El Paso's assets; or (4) if over a two year period a majority of the members of the Board of Directors of El Paso at the beginning of the period cease to be directors. A change in control has not occurred if El Paso is involved in a merger, consolidation or sale of assets in which the same stockholders of El Paso before the transaction own 80 percent of the outstanding common stock after the transaction is complete. This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the El Paso Board determines otherwise.

Employee Severance Protection Plan.   This plan, initially adopted in 1992, provides severance benefits following a "change in control" (as defined in the El Paso Key Executive Severance Protection Plan) of El Paso for certain salaried, non-executive employees of El Paso and certain of its subsidiaries. The benefits of the plan include: (1) severance pay based on the formula described below, up to a maximum of two times the participant's annual salary, including maximum bonus amounts as specified in the plan; (2) continuation of life and health insurance for an 18-month period following termination (plus an additional payment, if necessary, equal to any additional income tax imposed on the participant by reason of his or her continued life and health insurance coverage); and (3) payment of legal fees and expenses incurred by the employee to enforce any rights or benefits under the plan. The formula by which severance pay is calculated under the plan consists of the sum of: (1) one-twelfth of a participant's annual salary and maximum bonus for every $7,000 of his or her annual salary and maximum bonus, but no less than five-twelfths nor more than the entire salary and bonus amount, and (2) one-twelfth of a participant's annual salary and maximum bonus for every year of service performed immediately prior to a change in control. Benefits are payable for any termination of employment for a participant in the plan within two years of the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the employee for other than "good reason" (as defined in the plan). This plan generally may be amended or terminated at any time, provided that no amendment or termination may impair participants' rights under the plan or be made following the occurrence of a change in control. This plan is closed to new participants, unless the El Paso Board determines otherwise.

El Paso Supplemental Benefits Plans.   In connection with the implementation of Section 409A of the Internal Revenue Code, the El Paso Board approved the adoption of the El Paso 2005 Supplemental Benefits Plan effective as of January 1, 2005. This plan replaces El Paso's prior supplemental benefits plan (the "Prior Plan") for benefits accruing after 2004. The Prior Plan was amended to utilize certain grandfathering provisions under Section 409A and to provide that participants will cease to accrue benefits under it effective as of December 31, 2004. This plan replaces the Prior Plan and provides for the same benefits as under the Prior Plan, with benefits to begin accruing effective January 1, 2005. The benefits that accrue under this plan are supplemental benefits for officers and key management employees who could not be paid under El Paso's Pension Plan and/or Retirement Savings Plan due to certain Internal Revenue Code limitations. The supplemental pension benefits under the Plan, when combined with the supplemental pension benefits a participant is entitled to receive under the Prior Plan and the amounts a participant is entitled to receive under the qualified Pension Plan, shall be the actuarial equivalent of the Pension Plan's benefit formula had the limitations of the Internal Revenue Code not been applied. The supplemental Retirement Savings Plan benefits under the plan include a credit under the plan equal to the amount of the matching contribution to the Retirement Savings Plan that cannot be made due to Internal Revenue Code limitations and the participant's elective deferrals. The plan may not be terminated so long as El Paso's Pension Plan and/or Retirement Savings Plan remain in effect. The management committee of this plan designates who may participate and also administers the plan. Benefits under the plan are paid upon termination of employment in a lump-sum payment except that benefit payments under the plan to certain "key employees," as determined pursuant to Section 409A, will be delayed until six months after their termination. In the event of a "change in control" of El Paso, the supplemental pension benefits become fully vested and nonforfeitable. A change in control under the plan shall have the same meaning as under the El Paso 2005 Omnibus Incentive Compensation Plan. Benefit payments under the Prior Plan will be determined by the terms of that plan. El Paso's total payment obligations under the El Paso 2005 Supplemental Benefits Plan and Prior Plan as of December 31, 2005, are as follows:

Payment Obligations under the
El Paso 2005 Supplemental Benefits Plan
and Prior Plan
as of December 31, 2005

Name	Non-Qualified Retirement Savings Plan ($)	Non-Qualified Pension Benefit ($)[1]
James J. Cleary	$28,100	$695,435
John Somerhalder[2]	N/A	N/A

[1] This amount is included in the calculation of the estimated annual benefits shown in the table under the "El Paso Pension Plan" on page 36 of this prospectus.

[2] Mr. Somerhalder received his vested pension benefits under the supplemental benefits plan on June 1, 2005, in a lump sum of $1,773,898, minus amounts withheld for taxes and his supplemental RSP benefit on May 31, 2005, in a lump sum of $89,063, minus amounts withheld for taxes.

El Paso Senior Executive Survivor Benefits Plan.   This plan provides certain senior executives (including Mr. Cleary) of El Paso and its subsidiaries who are designated by the plan administrator with survivor benefit coverage in lieu of the coverage provided generally for employees under El Paso's group life insurance plan. The amount of benefits provided, on an after-tax basis, is two and one-half times the executive's annual salary. Benefits are payable in installments over 30 months beginning within 31 days after the executive's death, except that the plan administrator may, in its discretion, accelerate payments.

El Paso Benefits Protection Trust Agreement.   El Paso maintains a trust for the purpose of funding certain of its employee benefit plans (including the severance protection plans described above). The trust consists of a trustee expense account, which is used to pay the fees and expenses of the trustee, and a benefit account, which is made up of three subaccounts and used to make payments to participants and beneficiaries in the participating plans. The trust is revocable by El Paso at any time before a "threatened change in control" (which is generally defined to include the commencement of actions that would lead to a "change in control" (as defined under the El Paso Key Executive Severance Protection Plan)) as to assets held in the trustee expense account, but is not revocable (except as provided below) as to assets held in the benefit account at any time. The trust generally becomes fully irrevocable as to assets held in the trust upon a threatened change in control. The trust is a grantor trust for federal tax purposes, and assets of the trust are subject to claims by El Paso's general creditors in preference to the claims of plan participants and beneficiaries. Upon a threatened change in control, El Paso must deliver $1.5 million in cash to the trustee expense account. Prior to a threatened change in control, El Paso may freely withdraw and substitute the assets held in the benefit account, other than the initially funded amount; however, no such assets may be withdrawn from the benefit account during a threatened change in control period. Any assets contributed to the trust during a threatened change in control period may be withdrawn if the threatened change in control period ends and there has been no threatened change in control. In addition, after a change in control occurs, if the trustee determines that the amounts held in the trust are less than "designated percentages" (as defined in the Trust Agreement) with respect to each subaccount in the benefit account, the trustee must make a written demand on El Paso to deliver funds in an amount determined by the trustee sufficient to attain the designated percentages. Following a change in control and if the trustee has not been requested to pay benefits from any subaccount during a "determination period" (as defined in the Trust Agreement), El Paso may make a written request to the trustee to withdraw certain amounts which were allocated to the subaccounts after the change in control occurred. The trust generally may be amended or terminated at any time, provided that no amendment or termination may result, directly or indirectly, in the return of any assets of the benefit account to El Paso prior to the satisfaction of all liabilities under the participating plans (except as described above) and no amendment may be made unless El Paso, in its reasonable discretion, believes that such amendment would have no material adverse effect on the amount of benefits payable under the trust to participants. In addition, no amendment may be made after the occurrence of a change in control which would (1) permit El Paso to withdraw any assets from the trustee expense account, (2) directly or indirectly reduce or restrict the trustee's rights and duties under the trust, or (3) permit El Paso to remove the trustee following the date of the change in control.

Officer Indemnification Agreements

El Paso has entered into indemnification agreements with certain of its officers, including Messrs. Somerhalder and Cleary. These agreements reiterate the rights to indemnification that are provided to its Board of Directors and certain of its officers under El Paso's By-laws, clarify procedures related to those rights, and provide that such rights are also available to fiduciaries under certain of El Paso's employee benefit plans. As is the case under El Paso's by-laws, the agreements provide for indemnification to the full extent permitted by Delaware law, including the right to be paid the reasonable expenses (including attorneys' fees) incurred in defending a proceeding related to service as a director, officer or fiduciary in advance of that proceeding's final disposition. El Paso may maintain insurance, enter into contracts, create a trust fund or use other means available to provide for indemnity payments and advances. In the event of a change in control of El Paso (as defined in the indemnification agreements), El Paso is obligated to pay the costs of independent legal counsel who will provide advice concerning the rights of each officer to indemnity payments and advances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

El Paso Stockholder Approved Plans

El Paso 2005 Omnibus Incentive Compensation Plan. This plan provides for the grant to all salaried employees (other than an employee who is a member of a unit covered by a collective bargaining agreement) of El Paso and the members of its Board of Directors who are salaried officers of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive awards, cash awards and other stock-based awards. In addition, the plan administrator will be able to grant awards to any person who, in the sole discretion of the plan administrator, holds a position of responsibility and is able to contribute substantially to the success of El Paso. The plan administrator will also designate which employees are eligible to participate. Subject to any adjustments for "change in capitalization" (as defined in the plan), a maximum of 35,000,000 shares in the aggregate may be subject to awards under the plan, provided however, that a maximum of 17,500,000 shares in the aggregate may be issued under the plan with respect to restricted stock, restricted stock units, performance shares, performance units and other stock-based awards. Except as otherwise provided in an award agreement, in the event of a participant's termination of employment (a) without cause or (b) by the participant for "good reason" (as defined in the plan), if applicable, within two years following a "change in control" (defined in substantially the same manner as under the El Paso 2004 Key Executive Severance Protection Plan) (1) all stock options and stock appreciation rights will become fully vested and exercisable, (2) the restriction periods applicable to all shares of restricted stock and restricted stock units will immediately lapse , (3) the performance periods applicable to any performance shares, performance units and incentive awards that have not ended will end and such awards will become vested and payable in cash in an amount equal to the target level thereof (assuming target levels of performance by both participants and El Paso have been achieved within ten days following such termination) and (4) any restrictions applicable to cash awards and other stock-based awards will immediately lapse and, if applicable, become payable within ten days following such termination. If it is determined that a participant in the plan knowingly engaged in, or was grossly negligent with respect to, misconduct that causes El Paso to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, the participant is required to reimburse El Paso the amount of any payment in settlement of an award earned during the twelve-month period following the restatement. The plan generally may be amended at any time, provided that stockholder approval is required to the extent required by law, regulation or stock exchange, and no change in any award previously granted under the plan may be made without the consent of the participant if such change would impair the right of the participant to acquire or retain common stock or cash that the participant may have acquired as a result of the plan.

El Paso 2001 Omnibus Incentive Compensation Plan, El Paso 1999 Omnibus Incentive Compensation Plan and El Paso 1995 Omnibus Compensation Plan — Terminated Plans.   These plans provided for the grant to eligible officers and key employees of El Paso and its subsidiaries of stock options, stock appreciation rights, limited stock appreciation rights, performance units and restricted stock. These plans have been replaced by the El Paso 2005 Omnibus Incentive Compensation Plan. Although these plans have been terminated with respect to new grants, certain stock options and shares of restricted stock remain outstanding under them. If a "change in control" of El Paso occurs, all outstanding stock options become fully exercisable and restrictions placed on restricted stock lapse. For purposes of the plans, the term "change in control" has substantially the same meaning given such term in the El Paso Key Executive Severance Protection Plan.

El Paso Non-Stockholder Approved Plans

El Paso Strategic Stock Plan, El Paso Restricted Stock Award Plan for Management Employees and El Paso Omnibus Plan for Management Employees — Terminated Plans.   These equity compensation plans had not been approved by the stockholders. The El Paso Strategic Stock Plan provided for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to non-employee members of the El Paso Board, officers and key employees of El Paso and its subsidiaries primarily in connection with El Paso's strategic acquisitions. The El Paso Restricted Stock Award Plan for Management Employees provided for the grant of restricted stock to management employees (other than executive officers and directors) of El Paso and its subsidiaries for specific accomplishments beyond that which were normally expected and which had a significant and measurable impact on the long-term profitability of El Paso. The El Paso Omnibus Plan for Management Employees provided for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to salaried employees (other than employees covered by a collective bargaining agreement) of El Paso and its subsidiaries. These plans have been replaced by the El Paso 2005 Omnibus Incentive Compensation Plan. Although these plans have been terminated with respect to new grants, certain stock options and shares of restricted stock remain outstanding under them. If a "change in control" of El Paso occurs, outstanding stock options granted under the El Paso Strategic Stock Plan and El Paso Omnibus Plan for Management Employees become fully exercisable and restrictions placed on restricted stock lapse. For purposes of the El Paso Strategic Stock Plan and El Paso Omnibus Plan for Management Employees, the term "change of control" has substantially the same meaning given such term in the El Paso Key Executive Severance Protection Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

None of our common stock is held by any director or executive officer. No family relationship exists between any of our directors or executive officers. The following information relates to the only entity known to us to be the beneficial owner, as of May 1, 2006, of more than five percent of our voting securities.

Title of Class	Name	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	El Paso Corporation[1] 1001 Louisiana Street Houston, Texas 77002	1,000 shares	100%

(1) We are a direct wholly-owned subsidiary of El Paso Noric Investments III, L.L.C., which is an indirect wholly-owned subsidiary of El Paso Corporation.

The following table sets forth, as of May 1, 2006, certain information with respect to the following individuals to the extent they own shares of common stock of El Paso, our parent.

Title of Class	Name of Beneficial Owner	Beneficial Ownership (Excluding Options)	Stock Options[1]	Total	Percent of Class
El Paso Common Stock	James J. Cleary	62,816	203,480	266,296	*
El Paso Common Stock	Thomas L. Price	48,011	45,300	93,311	*
El Paso Common Stock	Daniel B. Martin	110,735	230,588	341,323	*
El Paso Common Stock	John R. Sult	35,581	0	35,581	*
El Paso Common Stock	John W. Somerhalder II	357,154[2]	55,000	412,154	*
El Paso Common Stock	All directors and executive officers as a group (4 persons total)[3]	257,143	479,368	736,511	*

* Less than 1%

(1) The directors and executive officers have the right to acquire the shares of common stock reflected in this column within 60 days of May 1, 2006, through the exercise of stock options.

(2) Mr. Somerhalder's stock ownership is as of April 30, 2005, when he ceased his employment with El Paso and its affiliates.

(3) Does not include information for Mr. Somerhalder.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Acquisition of Affiliate. In November 2005, we acquired WIC, from our affiliates for its net book value of approximately $215 million. The acquisition of WIC was accounted for as a transaction between entities under common control. As such, the assets and liabilities of WIC were recorded at El Paso's historical cost on the acquisition date. The acquisition price paid by CIG for WIC of $215 million was reflected as a stockholder distribution. WIC owns and operates a 600-mile natural gas pipeline (exclusive of our Piceance Basin expansion project) system extending from western Wyoming and the Powder River Basin to various pipeline interconnections near Cheyenne, Wyoming. WIC transports natural gas for both third parties and our affiliates.

Cash Management Program. We participate in El Paso's cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. However, at March 31, 2006, we do not anticipate settlement within the next twelve months and therefore classified this receivable as non-current on our balance sheet. At March 31, 2006 and December 31, 2005, we had a note receivable from El Paso of $750 million. The interest rate at March 31, 2006 and December 31, 2005 was 5.5% and 5.0%.

Taxes. We are a party to a tax accrual policy with El Paso whereby El Paso files U.S. and certain state tax returns on our behalf. In certain states, we file and pay directly to the state taxing authorities. We had income taxes payable of $69 million at March 31, 2006 and $49 million at December 31, 2005, included in taxes payable on our balance sheets. The majority of these balances will become payable to El Paso. See Notes to Consolidated Financial Statements, Note 1 beginning on page F-6 for a discussion of our tax accrual policy.

Other Affiliate Balances. The following table shows other balances with our affiliates arising in the ordinary course of business:

	March 31, 2006	December 31, 2005
	(Unaudited)	
	(In millions)	
Non-current note receivable	$7	$7
Other current liabilities	5	5

In February 2003, we declared and paid a $41 million dividend to our parent. In addition, during 2004, we acquired assets from an affiliate with a net book value of $3 million.

Capital Lease

Effective on December 1, 1999, WIC leased a compressor station under a capital lease from an affiliate, Wyco Development, LLC. The compressor station lease expires November 2029. The total original capitalized cost of the lease was $12 million. At March 31, 2006 and December 31, 2005, we have a net book value of approximately $9 million related to this capital lease.

Minimum future lease payments under the capital lease together with the present value of the net minimum lease payments are as follows:

Year Ending December 31,	(In millions)
2006	$ 1
2007	1
2008	1
2009	1
2010	1
Thereafter	15
Total minimum lease payments	20
Less: amount representing interest	11
Present value of net minimum lease payments	$ 9

Affiliate Revenues and Expenses.   We enter into transactions with other El Paso subsidiaries in the normal course of our business to transport, sell and purchase natural gas. Services provided to or by these affiliates are based on the same terms as non-affiliates.

El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. In addition to allocations from El Paso, we are also allocated costs from EPNG and TGP associated with our pipelines services. We also allocate costs to CPG for its share of pipeline services. The allocations from El Paso and TGP are based on the estimated level of effort devoted to our operations and the relative size of our EBIT, gross property and payroll.

The following table shows revenues and charges from our affiliates:

	Quarter Ended March 31,		Year Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)		(In millions)		
Revenues from affiliates	$ 4	$ 9	$28	$37	$36
Operation and maintenance expenses from affiliates	11	11	48	44	54
Reimbursement of operating expenses charged to affiliates	2	1	6	—	—

THE EXCHANGE OFFER

Exchange Terms

Old Notes in an aggregate principal amount of $400,000,000 are currently issued and outstanding. The maximum aggregate principal amount of New Notes that will be issued in exchange for Old Notes is $400,000,000. The terms of the New Notes and the Old Notes are substantially the same in all material respects, except that the New Notes will not contain terms with respect to transfer restrictions, registration rights and payments of liquidated damages.

The New Notes will bear interest at a rate of 6.80% per year, payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. Interest on the Old Notes for the period from November 1, 2005 to May 15, 2006 will be paid on May 15, 2006 to the holders of record of the Old Notes as of the close of business on May 1, 2006. Holders of New Notes will receive interest from the date of the original issuance of the Old Notes or from the date of the last payment of interest on the Old Notes, whichever is later. Holders of New Notes will not receive any interest on Old Notes tendered and accepted for exchange. In order to exchange your Old Notes for transferable New Notes in the exchange offer, you will be required to make the following representations, which are included in the letter of transmittal:

- any New Notes that you receive will be acquired in the ordinary course of your business;

- you are not participating, and have no arrangement or understanding with any person or entity to participate, in the distribution of the New Notes;

- you are not our "affiliate," as defined in Rule 405 under the Securities Act, or a broker-dealer tendering Old Notes acquired directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

- if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the New Notes.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered in the exchange offer, and the exchange agent will deliver the New Notes promptly after the expiration date of the exchange offer.

If you tender your Old Notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Old Notes in connection with the exchange offer. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than the taxes described below under "— Transfer Taxes."

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your existing Old Notes into this exchange offer. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into this exchange offer and, if so, the aggregate amount of Old Notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires at 5:00 p.m., New York City time, on   , 2006, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which we extend the exchange offer.

We expressly reserve the right, so long as applicable law allows:

- to delay our acceptance of Old Notes for exchange;

- to terminate the exchange offer if any of the conditions set forth under "— Conditions of the Exchange Offer" exist;

- to waive any condition to the exchange offer;

- to amend any of the terms of the exchange offer; and

- to extend the expiration date and retain all Old Notes tendered in the exchange offer, subject to your right to withdraw your tendered Old Notes as described under "— Withdrawal of Tenders."

Any waiver or amendment to the exchange offer will apply to all Old Notes tendered, regardless of when or in what order the Old Notes were tendered. If the exchange offer is amended in a manner that we think constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

We will promptly follow any delay in acceptance, termination, extension or amendment by oral or written notice of the event to the exchange agent, followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement, other than by making a timely release to an appropriate news agency.

In the event we terminate the exchange offer, all Old Notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

In the event that the exchange offer is withdrawn or otherwise not completed, New Notes will not be given to holders of Old Notes who have validly tendered their Old Notes.

Resale of New Notes

Based on interpretations of the SEC staff set forth in no action letters issued to third parties, we believe that New Notes issued under the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

- you are acquiring New Notes in the ordinary course of your business;

- you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes;

- you are not our "affiliate" within the meaning of Rule 405 under the Securities Act; and

- you are not a broker-dealer who purchased Old Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

If you tender Old Notes in the exchange offer with the intention of participating in any manner in a distribution of the New Notes:

- you cannot rely on those interpretations by the SEC staff, and

- you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K.

Only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of New Notes.

Acceptance of Old Notes for Exchange

We will accept for exchange Old Notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us. We will not accept Old Notes tendered for exchange subsequent to the expiration date of the exchange offer. Tenders of Old Notes will be accepted only in denominations of $1,000 and integral multiples thereof.

We expressly reserve the right, in our sole discretion, to:

- delay acceptance for exchange of Old Notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer, or

- terminate the exchange offer and not accept for exchange any Old Notes not theretofore accepted for exchange, if any of the conditions set forth below under "— Conditions of the Exchange Offer" have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, New Notes will be issued only after timely receipt by the exchange agent of certificates representing Old Notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered Old Notes, or defectively tendered Old Notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the New Notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the New Notes and transmitting them to the holders. The exchange agent will deliver the New Notes to holders of Old Notes accepted for exchange after the exchange agent receives the New Notes.

If, for any reason, we delay acceptance for exchange of validly tendered Old Notes or we are unable to accept for exchange validly tendered Old Notes, then the exchange agent may, nevertheless, on our behalf, retain tendered Old Notes, without prejudice to our rights described under "— Expiration Date; Extensions; Termination; Amendments", "— Conditions of the Exchange Offer" and "— Withdrawal of Tenders", subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

If any tendered Old Notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more Old Notes than those that are tendered, certificates evidencing Old Notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "— Procedures for Tendering Old Notes — Book-Entry Transfer", such Old Notes will be credited to the account maintained at such book-entry transfer facility from which such Old Notes were delivered, unless otherwise requested by such holder under "Special Delivery Instructions" in the letter of transmittal, promptly following the expiration date or the termination of the exchange offer.

Tendering holders of Old Notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their Old Notes other than as described in "Transfer Taxes" or in Instruction 7 to the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

Procedures for Tendering Old Notes

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender Old Notes should contact such registered holder promptly and instruct such registered holder to tender Old Notes on such beneficial owner's behalf.

Tender of Old Notes Held Through Depository Trust Company

The exchange agent and Depository Trust Company ("DTC") have confirmed that the exchange offer is eligible for the DTC's automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC's automated tender offer program procedures for transfer. DTC will then send an agent's message to the exchange agent.

The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent which states that DTC has received an express acknowledgment from the participant in DTC tendering Old Notes that they have received and agree to be bound by the notice of guaranteed delivery.

Tender of Old Notes Held in Certificated Form

For a holder to validly tender Old Notes held in certificated form:

- the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal, and

- the exchange agent must receive certificates for tendered Old Notes at such address, or such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below.

A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender Old Notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose Old Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

Letters of Transmittal and Old Notes should be sent only to the exchange agent, and not to us or to DTC.

The method of delivery of Old Notes, Letters of Transmittal and all other required documents to the exchange agent is at the election and risk of the holder tendering Old Notes. Delivery of such documents will be deemed made only when actually received by the exchange agent. If such delivery is by mail, we suggest that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date. No alternative, conditional or contingent tenders of Old Notes will be accepted.

Signature Guarantee

Signatures on the letter of transmittal must be guaranteed by an eligible institution unless:

- the letter of transmittal is signed by the registered holder of the Old Notes tendered therewith, or by a participant in one of the book-entry transfer facilities whose name appears on a security position listing it as the owner of those Old Notes, or if any Old Notes for principal amounts not tendered are to be issued directly to the holder, or, if tendered by a participant in one of the book-entry transfer facilities, any Old Notes for principal amounts not tendered or not accepted for exchange are to be credited to the participant's account at the book-entry transfer facility, and neither the "Special Issuance Instructions" nor the "Special Delivery Instructions" box on the letter of transmittal has been completed, or

- the Old Notes are tendered for the account of an eligible institution.

An eligible institution is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or a trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act.

Book-Entry Transfer

The exchange agent will seek to establish a new account or utilize an existing account with respect to the Old Notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account. **However, although delivery of Old Notes may be effected through book-entry transfer into the exchange agent's account at DTC, a properly completed and validly executed Letter of Transmittal, or a manually signed facsimile thereof, must be received by the exchange agent at one of its addresses set forth in this prospectus on or prior to the expiration date of the exchange offer, or else the guaranteed delivery procedures described below must be complied with.** The confirmation of a book-entry transfer of Old Notes into the exchange agent's account at DTC is referred to in this prospectus as a "book-entry confirmation." Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If you wish to tender your Old Notes and:

(1) certificates representing your Old Notes are not lost but are not immediately available,

(2) time will not permit your letter of transmittal, certificates representing your Old Notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

(3) the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer,

you may nevertheless tender if all of the following conditions are complied with:

- your tender is made by or through an eligible institution; and

- on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus. The notice of guaranteed delivery must:

    (a) set forth your name and address, the registered number(s) of your Old Notes and the principal amount of Old Notes tendered;

(b) state that the tender is being made thereby;

(c) guarantee that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof properly completed and validly executed, together with certificates representing the Old Notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

(d) the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all Old Notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the expiration date.

Other Matters

New Notes will be issued in exchange for Old Notes accepted for exchange only after timely receipt by the exchange agent of:

- certificates for (or a timely book-entry confirmation with respect to) your Old Notes,

- a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and

- any other documents required by the letter of transmittal.

We will determine, in our sole discretion, all questions as to the form of all documents, validity, eligibility, including time of receipt, and acceptance of all tenders of Old Notes. Our determination will be final and binding on all parties. **Alternative, conditional or contingent tenders of Old Notes will not be considered valid. We reserve the absolute right to reject any or all tenders of Old Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes.**

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding.

Any defect or irregularity in connection with tenders of Old Notes must be cured within the time we determine, unless waived by us. We will not consider the tender of Old Notes to have been validly made until all defects and irregularities have been waived by us or cured. Neither we, the exchange agent, or any other person will be under any duty to give notice of any defects or irregularities in tenders of Old Notes, or will incur any liability to holders for failure to give any such notice.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender of Old Notes at any time prior to the expiration date.

For a withdrawal to be effective:

- the exchange agent must receive a written notice of withdrawal at one of the addresses set forth below under "— Exchange Agent", or

- you must comply with the appropriate procedures of DTC's automated tender offer program system.

Any notice of withdrawal must:

- specify the name of the person who tendered the Old Notes to be withdrawn, and

- identify the Old Notes to be withdrawn, including the principal amount of the Old Notes.

If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC.

We will determine all questions as to validity, form, eligibility and time of receipt of any withdrawal notices. Our determination will be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for the Old Notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn Old Notes by following one of the procedures described under "— Procedures for Tendering Old Notes" at any time on or prior to the expiration date.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the exchange offer, if, on or prior to the expiration date, we determine, in our reasonable judgment, that the exchange offer, or the making of an exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the SEC, we will not be required to accept for exchange, or to exchange, any tendered Old Notes. We may also terminate, waive any conditions to or amend the exchange offer. In addition, we may postpone the acceptance for exchange of tendered Old Notes, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of the exchange offer.

Transfer Taxes

We will pay all transfer taxes applicable to the transfer and exchange of Old Notes pursuant to the exchange offer. If, however:

- delivery of the New Notes and/or certificates for Old Notes for principal amounts not exchanged, are to be made to any person other than the record holder of the Old Notes tendered;

- tendered certificates for Old Notes are recorded in the name of any person other than the person signing any letter of transmittal; or

- a transfer tax is imposed for any reason other than the transfer and exchange of Old Notes to us or our order,

the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the New Notes.

Consequences of Failing to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, you will remain subject to the restrictions on transfer of the Old Notes:

- as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

- otherwise set forth in the offering circular distributed in connection with the private offering of the Old Notes.

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will expensed all costs incurred related to the exchange offer.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for Old Notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:


The exchange agent for the exchange offers is:

The Bank of New York Trust Company, N.A.

By Mail/Hand/Overnight Delivery:
The Bank of New York Trust Company, N.A.
c/o The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attn: Ms. Diane Amoroso

For Assistance Call:
(212) 815-6331

Fax Number:
(212) 298-1915


DESCRIPTION OF THE NOTES

The New Notes will be issued, and the Old Notes were issued, under an Indenture (the "Base Indenture") dated as of June 27, 1997 between us and The Bank of New York Trust Company, N.A., successor in interest to Harris Trust and Savings Bank, as trustee, and a Supplemental Indenture dated as of November 1, 2005 (the "Supplemental Indenture," and together with the Base Indenture, the "Indenture"). The terms of the notes include those stated in the Indenture and made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, and in effect on the date of the Indenture.

We have summarized some of the provisions of the notes and the Indenture below. The following description of the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of notes.

The notes will be our unsecured and unsubordinated obligations ranking equally with our other outstanding unsecured and unsubordinated indebtedness. At March 31, 2006, we had approximately $700 million of unsecured and unsubordinated indebtedness outstanding.

You can find the definitions of certain terms used in this "Description of the Notes" section under the subheading "Definitions." For purposes of this "Description of the Notes" section, when we refer to "Colorado Interstate Gas," "us," "we," "our," "ours," or "issuer," we are describing Colorado Interstate Gas Company and not its subsidiaries.

General Description of the Notes

The notes will be:

- our senior unsecured indebtedness ranking equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness;

- senior in right of payment to any of our future subordinated indebtedness;

- effectively junior to our secured indebtedness to the extent of assets securing such indebtedness; and

- effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries.

Our consolidated subsidiaries have no outstanding indebtedness that would rank effectively senior to the notes. The notes will not be guaranteed by any of our subsidiaries or any other parties. See "Risk Factors — The notes will be effectively subordinated to liabilities and indebtedness of our subsidiaries and subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness."

The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. Except to the extent described below, the Indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness.

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the Indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Principal, Maturity and Interest

We plan to issue $400,000,000 aggregate principal amount of New Notes in the exchange offer, in exchange for an equal amount of our Old Notes. We have issued the notes in an initial aggregate principal amount of $400,000,000. The notes will mature on November 15, 2015.

Interest on the notes will:

- accrue at the rate of 6.80% per year from the date of issuance or the most recent interest payment date;

- be payable semiannually in arrears on each May 15 and November 15, commencing November 15, 2006 to the holders of record at the close of business on the May 1 and November 1 immediately preceding the related interest payment date;

- be computed on the basis of a 360-day year comprised of twelve 30-day months; and

- be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day (and without any interest or other payment in respect of such delay) with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

We will issue the notes in denominations of $1,000 or integral multiples of $1,000.

Methods of Receiving Payments on the Notes

We will make payments on the notes at the office or agency of the paying agent and registrar within the City and State of New York, unless we elect to make interest payments by check mailed to you at your addresses set forth in the register of holders. The Trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to you, and we may act as paying agent or registrar. However, we will at all times, maintain an office or agency in The City of New York where the notes may be presented for payment and where we will be required to make such payment in the event of such presentation.

Ranking

The notes will be "structurally subordinated" to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This is because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holder of the notes, issued by us, to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including its depositors and trade creditors.

No Sinking Fund

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of the notes, and (b) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming 360-day years, each

54

consisting of twelve 30-day months), at the Adjusted Treasury Rate plus 45 basis points plus, in each case, accrued interest to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Comparable Treasury Price" means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Quotation Agent" means Citigroup Global Markets Inc. or another Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (a) Citigroup Global Markets Inc. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (b) any other Primary Treasury Dealers selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed.

We will mail a notice of redemption by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at the holder's registered address.

In the event that less than all of the notes are to be redeemed at any time, the trustee will select notes (or any portion of notes in integral multiples of $1,000) for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not listed on a national securities exchange, on a pro rata basis or by lot, as the trustee deems appropriate in its sole discretion. However, no note with a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note to be redeemed. On and after the redemption date, interest will cease to accrue on notes or portions of notes called for redemption and accepted for payment.

Events of Default

Each of the following constitutes an "Event of Default" with respect to the notes:

- default in payment of the principal of the notes when due at maturity or otherwise;

- default for 30 days in the payment when due of interest on the notes;

- failure for 60 days after receipt of notice from the Trustee or the holders to comply with any other term, covenant or warranty in the Indenture or the notes;

- certain specified events of bankruptcy, insolvency or reorganization with respect to us;

If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to us (and to the Trustee if such notice is given by the holders) may, and the Trustee at the request of such holders shall, declare the entire principal of and accrued and unpaid interest, if any, on the notes to be immediately due and payable. The Indenture provides that if an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of and accrued and unpaid interest, if any, on the notes will be immediately due and payable without any declaration or other act on the part of the Trustee or the holders of any notes. However, the effect of such provision may be limited by applicable law. Acceleration of the notes may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the notes) may be waived by the holders of a majority in principal amount of the notes then outstanding upon the conditions provided in the Indenture.

Consolidation, Merger or Sale

We may not consolidate with or merge with or into any other corporation or transfer all or substantially all of our properties and assets as an entirety to any person, unless:

(1) either we are the continuing person, or the person (if other than us) formed by such consolidation or into which we are merged or to which all or substantially all of our properties and assets as an entirety are transferred is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the Trustee, all of our obligations under each series of debt securities and the Indenture;

(2) immediately before and immediately after giving effect to such transaction, no Event of Default and no event which, after notice or passage of time or both, would become an Event of Default, shall have occurred and be continuing; and

(3) we have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture comply with this covenant and that all conditions precedent in the Indenture relating to such transactions have been complied with.

Notwithstanding the foregoing, any subsidiary may consolidate with, merge with or into or transfer all or part of its properties and assets to, us or any other subsidiary or subsidiaries.

Modification of Indenture

Without the consent of any holder, we and the trustee may amend or supplement the Indenture or the notes to:

- cure any ambiguity, omission, defect or inconsistency;

- comply with the indenture in the case of the merger, consolidation or sale or other disposition of all or substantially all of our assets;

- provide for uncertificated notes in addition to or in place of certificated notes;

- secure the notes pursuant to the requirements under the Indenture;

- make any change that does not adversely affect the rights of any holder of notes in any material respect.

We and the trustee may amend or supplement the Indenture or the notes with the written consent of the holders of at least a majority in principal amount of all series of debt securities affected thereby (voting as a single class). These changes must comply with the Trust Indenture Act of 1939. In addition, notwithstanding the above, without the consent of each holder of debt securities affected, we may not:

- reduce the percentage of principal amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

- reduce the rate of or change the time for payment of interest, on any note;

- reduce the principal of or change the fixed maturity of any note or alter the premium payable upon its redemption;

- make any note payable in money or in a place other than that stated in the note;

- impair the right to institute suit for the enforcement of any payment of principal of or interest on any note;

- make any change in the percentage of principal amount of notes necessary to waive compliance with certain provisions of the indenture; or

- waive a continuing default in the payment of principal of or interest on the notes.

Holders of not less than a majority in principal amount of the outstanding debt securities debt securities of all series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by us with any provision of the Indenture relating to such debt securities (subject to the immediately preceding sentence); provided, that only the holders of a majority in principal amount of debt securities of a particular series may waive compliance with a provision of the Indenture or the debt securities of such series having applicability solely to such Series.

Covenants

Limitation on Liens

We will not incur, create, assume or otherwise become liable with respect to any Indebtedness secured by a Lien, or guarantee any Indebtedness with a guarantee which is secured by a Lien, on any of Principal Domestic Property of Colorado Interstate Gas or any shares of stock or Indebtedness of any Significant Subsidiary, without effectively providing that the debt securities (together with, if we shall so determine, any other Indebtedness of Colorado Interstate Gas then existing or thereafter created ranking equally with the debt securities) shall be secured equally and ratably with (or, at our option, prior to) such secured Indebtedness, so long as such secured Indebtedness shall be so secured; provided, however, that this covenant will not apply to Indebtedness secured by:

(a) Liens existing on the date of the Indenture;

(b) Liens in favor of governmental bodies to secure progress, advance or other payments;

(c) Liens existing on property, shares of stock or Indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or Liens to secure the payment of all or any part of the purchase price thereof or the cost of construction, installation, renovation, improvement or development thereon or thereof or to secure any Indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such shares or Indebtedness for the purpose of financing all or any part of the purchase price thereof;

(d) Liens securing Indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding Attributable Debt in respect of Sale and Leaseback Transactions permitted by clause (y) in the "Limitation on Sale-Leaseback Transactions" covenant, does not exceed ten percent of the Consolidated Net Tangible Assets of Colorado Interstate Gas;

(e) Liens securing Indebtedness other than Funded Debt;

(f) Permitted Liens; and

(g) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses (a) through (f) inclusive; provided that such extension, renewal or replacement of such Lien is limited to all or any part of the same property, shares of stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such property), and that such secured Indebtedness at such time is not increased.

Limitation on Sale-Leaseback Transactions

We will not sell or transfer any of our Principal Domestic Property, with Colorado Interstate Gas taking back a lease of such Principal Domestic Property of Colorado Interstate Gas (a "Sale and Leaseback Transaction"), unless:

(1) such Principal Domestic Property of Colorado Interstate Gas is sold within 360 days from the date of acquisition of such Principal Domestic Property of Colorado Interstate Gas or the date of the completion of construction or commencement of full operations of such Principal Domestic Property of Colorado Interstate Gas, whichever is later, or

(2) we, within 120 days after such sale, apply or cause to be applied to the retirement of Funded Debt of Colorado Interstate Gas or any Subsidiary (other than Funded Debt of Colorado Interstate Gas which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the debt securities) an amount not less than the greater of (A) the net proceeds of the sale of such Principal Domestic Property of Colorado Interstate Gas or (B) the fair value (as determined in any manner approved by the Board of Directors) of such Principal Domestic Property of Colorado Interstate Gas.

The provisions of this covenant shall not prevent a Sale and Leaseback Transaction (x) if the lease entered into by us in connection therewith is for a period, including renewals, of not more than 36 months or (y) if we would, at the time of entering into such Sale and Leaseback Transaction, be entitled, without equally and ratably securing the debt securities, to create or assume a Lien on such Principal Domestic Property of Colorado Interstate Gas securing Indebtedness in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction pursuant to clause (d) above in the "Restrictions on Liens" covenant.

SEC Reports

Regardless of whether we are required to remain subject to the reporting requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, we will electronically file with the SEC, so long as the notes are outstanding, the annual, quarterly and other periodic reports that we are required to file (or would otherwise be required to file) with the SEC pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934. We will provide the Trustee with such annual, quarterly and other periodic reports specified in Sections 13 and 15(d) of the Securities Exchange Act within 15 days after we file them with the SEC.

In addition, for so long as the notes are not freely transferable under the Securities Act, we will furnish the holders of the notes and prospective investors in the notes, the information required by Rule 144(A)(d)(4) under the Securities Act.

Discharge and Defeasance

We may terminate our obligations under the notes and the Indenture, at any time, (a) by delivering all outstanding notes to the Trustee for cancellation and paying any other sums payable by us under such notes and the Indenture with respect to the notes, or (b) after giving notice to the Trustee of our intention to defease all of the notes by irrevocably depositing with the Trustee or a paying agent (other than Colorado Interstate Gas or a Subsidiary) (1) in the case of any notes denominated in U.S. dollars, cash or U.S. Government Obligations sufficient to pay all principal of and interest on such notes and (2) in the case of any notes denominated in any currency other than U.S. dollars, an amount of the Required Currency (as defined in the Indenture) sufficient to pay all principal of and interest on such notes; provided that if such irrevocable deposit pursuant to (b) above is made on or prior to one year from the Stated Maturity for payment of principal of such notes, we shall have delivered to the Trustee either an opinion of counsel with no material qualifications or a favorable ruling of the Internal Revenue Service, in either case to the effect that holders of the notes (1) will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit (and the defeasance contemplated in connection therewith) and (2) will be subject to Federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred.

Concerning the Trustee

The Bank of New York Trust Company, N.A. will act as indenture trustee, authenticating agent, security registrar and paying agent with respect to the notes. The Trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus, except for such information that specifically pertains to the Trustee, or any information incorporated by reference. In the ordinary course of business, The Bank of New York Trust Company, N.A. and its affiliates have provided and may in the future continue to provide trust services and other financial services to us and our subsidiaries for which they have received and will receive compensation.

No Personal Liability of Officers, Directors, Employees or Stockholders

No director, officer, employee or stockholder, as such, of us or any of our affiliates will have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as such.

Governing Law

The Indenture provides that the Indenture and the notes will be governed by the law of the State of New York without regard to principles of conflicts of law.

Definitions

"Attributable Debt" will mean, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of Colorado Interstate Gas be extended).

"Consolidated Net Tangible Assets" will mean the total assets appearing on a consolidated balance sheet of Colorado Interstate Gas and its Subsidiaries, less, without duplication:

      (1) current liabilities;

      (2) reserves for estimated rate refunds pending the outcome of a rate proceeding to the extent such refunds have not been finally determined;

      (3) all intangible assets; and

      (4) deferred income tax assets.

"Funded Debt" will mean all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more, even though such Indebtedness may also conform to the definition of Short-Term Borrowing (as defined in the Indenture).

"Indebtedness" will mean

(1) any liability of any person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, or (c) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture);

(2) any guarantee by any person of any liability of others described in the preceding clause (1); and

(3) any amendment, renewal, extension or refunding of any liability of the types referred to in clauses (1) and (2) above.

"Permitted Liens" will mean

(1) Liens upon rights-of-way for pipeline purposes;

(2) any governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchase of, any property;

(4) Liens of taxes and assessments which are (a) for the then current year, (b) not at the time delinquent or (c) delinquent but the validity of which is being contested at the time by Colorado Interstate Gas or any Subsidiary in good faith;

(5) Liens of, or to secure performance of leases;

(6) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purposes of obtaining indemnity or stay of judicial proceedings;

(7) any Lien upon property or assets acquired or sold by Colorado Interstate Gas or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any Lien upon any property or assets in accordance with customary banking practice to secure any Indebtedness incurred by Colorado Interstate Gas or any Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;

(10) any Lien securing industrial development, pollution control, or similar revenue bonds;

(11) Liens to secure Indebtedness owing to us or our Subsidiaries;

(12) Liens contemplated by the Indenture relating to compensation and other payments to the Trustee; and

(13) Liens deemed to exist by reason of negative pledges in respect of Indebtedness.

"Principal Domestic Property of Colorado Interstate Gas" will mean any property, plant, equipment or facility of Colorado Interstate Gas which is located in the United States or any territory or political subdivision thereof, except any property which the Board of Directors or management of Colorado

Interstate Gas shall determine to be not material to the business or operations of Colorado Interstate Gas and its subsidiaries, taken as a whole.

"Sale and Leaseback Transaction" will have the meaning set forth in the "Limitation on Sale-Leaseback Transactions" covenant described above.

"Significant Subsidiary" will mean a Subsidiary, including its Subsidiaries, which meets any of the following conditions:

(a) Colorado Interstate Gas's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of Colorado Interstate Gas and its Subsidiaries consolidated as of the end of any two of the three most a recently completed fiscal years;

(b) Colorado Interstate Gas's and its other Subsidiaries' proportionate share of the total assets of the Subsidiary exceeds 10 percent of the total assets of Colorado Interstate Gas and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years; or

(c) Colorado Interstate Gas's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 10 percent of such income of Colorado Interstate Gas and its Subsidiaries consolidated as of the end of any two of the three most recently completed fiscal years.

"Stated Maturity" when used with respect to any security or any installment of interest thereon means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

"Subsidiary" will mean

(1) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by Colorado Interstate Gas, by Colorado Interstate Gas and a Subsidiary (or Subsidiaries) of Colorado Interstate Gas or by a Subsidiary (or Subsidiaries) of Colorado Interstate Gas; or

(2) any person (other than a corporation) in which Colorado Interstate Gas, a Subsidiary (or Subsidiaries) of Colorado Interstate Gas or Colorado Interstate Gas and a Subsidiary (or Subsidiaries) of Colorado Interstate Gas, directly or indirectly, at the date of determination thereof has at least majority ownership interest; provided that no corporation shall be deemed a Subsidiary until Colorado Interstate Gas, a Subsidiary (or Subsidiaries) of Colorado Interstate Gas or Colorado Interstate Gas and a Subsidiary (or Subsidiaries) of Colorado Interstate Gas acquires more than 50% of the outstanding voting stock thereof and has elected a majority of its board of directors.

BOOK-ENTRY AND SETTLEMENT; DEPOSITARY PROCEDURES

The New Notes will be issued in the form of a permanent global certificate, which we refer to as a global note. The following is a summary of the depository arrangements applicable to New Notes issued in permanent global form and for which The Depository Trust Company, or DTC, acts as depositary.

The global note will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co., as DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered global note will be issued with respect to the $400 million of principal amount of the New Notes. Except under the limited circumstances described below, global notes are not exchangeable for definitive certificated notes.

DTC has advised us that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of DTC participants and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at *www.dtcc.com* and *www.dtc.org*.

Purchases of New Notes under the DTC system must be made by or through direct participants, which will receive a credit for the New Notes on DTC's records. The ownership interest of each actual purchaser of each New Note will be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. Transfers of ownership interests in the New Notes are to be accomplished by entries made on the books of the participants acting on behalf of the beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in New Notes, except in the event that use of the book-entry system for the New Notes is discontinued. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

To facilitate subsequent transfers, all New Notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Notes with DTC and their registration in the name of Cede & Co., or such other DTC nominee, will not change the beneficial ownership of the New Notes. DTC has no knowledge of the actual beneficial owners of the New Notes; DTC's records reflect only the identity of the direct participants to whose accounts the New Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the New Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to New Notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the New Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments, if any, on the New Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC has told us that its practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the Trustee on the applicable payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee. Disbursement of payments from Cede & Co. to direct participants is DTC's responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

A beneficial owner must give notice through a participant to a tender agent to elect to have its New Notes purchased or tendered. The beneficial owner must deliver New Notes by causing the direct participant to transfer the participant's interest in the New Notes, on DTC's records, to a tender agent. The requirement for physical delivery of New Notes in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the New Notes are transferred by direct participants on DTC's records and followed by a book-entry credit of tendered New Notes to the tender agent's account. Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global note or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice to us or the Trustee, as agent. Under such circumstances, we would attempt to obtain a successor securities depositary. If we were unable to obtain a successor depositary, we would issue New Notes in definitive form.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we would issue New Notes in definitive form.

The information in this section concerning DTC and DTC's book entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no action letters issued to third parties, we believe that you may transfer New Notes issued under the exchange offer in exchange for Old Notes unless you are:

- our "affiliate" within the meaning of Rule 405 under the Securities Act;

- a broker-dealer that acquired Old Notes directly from us; or

- a broker-dealer that acquired Old Notes as a result of market-making or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act;

provided that you acquire the New Notes in the ordinary course of your business and you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes. Broker-dealers receiving New Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the New Notes.

To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the Old Notes, with the prospectus contained in the exchange offer registration statement.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. In addition, until   , 2006, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by brokers-dealers or any other persons. New Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

We have agreed to pay all expenses incident to this exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Each broker-dealer must acknowledge and agree that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations applicable to the exchange of Old Notes for New Notes in the exchange offer and of owning and disposing of the notes. This discussion applies only to holders of the notes who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors that may be subject to special rules, such as:

- dealers in securities or currencies;

- traders in securities;

- U.S. holders whose functional currency is not the U.S. dollar;

- persons holding notes as part of a hedge, straddle, conversion or other "synthetic security" or integrated transaction;

- certain U.S. expatriates;

- financial institutions;

- insurance companies;

- entities that are tax-exempt for U.S. federal income tax purposes; and

- partnerships and other pass-through entities.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular investment or other circumstances. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. We encourage partners of partnerships holding notes to consult their tax advisors. In addition, this discussion does not address any U.S. state or local income or foreign income or other tax consequences.

This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this document. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of owning and disposing of notes as described in this discussion. **We encourage you to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of the exchange offer and of owning and disposing of the notes that may be applicable to you.**

The Exchange Offer

The exchange of Old Notes for New Notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Holders will not recognize any taxable gain or loss as a result of the exchange and will have the same tax basis and holding period in the New Notes as they had in the Old Notes immediately before the exchange.

U.S. Holders

The following summary applies to you only if you are a U.S. holder. A "U.S. holder" is a beneficial owner of notes who or which is for U.S. federal income tax purposes:

- an individual citizen or resident of the U.S.;

- a corporation or other entity classified as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or of any political subdivision of the U.S., including any state;

- an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

- a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons, within the meaning of the Internal Revenue Code, have the authority to control all of the trust's substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Interest on your notes will be taxed as ordinary interest income at the time it is paid or at the time it accrues in accordance with your method of accounting for U.S. federal income tax purposes.

Special rules governing the treatment of market discount and amortizable premium are described below.

Market Discount

If you purchase a note at a discount, you may be subject to the "market discount" rules of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Amortizable Premium

If you purchase a note at a premium over the sum of all amounts payable thereafter on the note that are treated as stated redemption price at maturity, you may elect to offset the premium against interest income over the remaining term of the note in accordance with the "premium amortization" provisions of the Internal Revenue Code.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

- the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under "— Payments of Interest;" and

- your adjusted tax basis in the notes.

Your adjusted tax basis in your notes generally will equal the amount you paid for the notes, increased by the amount of any market discount previously included in your gross income with respect to the note, decreased by the portion of any premium applied to reduce interest payments as described above and any principal payments you receive. Your gain or loss generally will be capital gain or loss except to the extent the gain represents market discount on the note not previously included in gross income, to which extent the gain would be treated as ordinary income. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally is subject to a current maximum tax rate of 15%.

Information Reporting And Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the IRS. In general, "backup withholding" may apply:

- to any payments made to you of interest on your notes, and

- to payment of the proceeds of a sale or other disposition of your notes before maturity,

if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The backup withholding rate is currently 28%. After December 31, 2010, the backup withholding rate is scheduled to be increased to 31%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the IRS.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder. The term "non-U.S. holder" means a beneficial owner of a note or notes that is for U.S. federal income tax purposes either an individual who is not a citizen or resident of the U.S. or a corporation, estate or trust that is not a U.S. holder.

U.S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent, in its capacity as such, of interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that:

- you do not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

- you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code); and

- you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to us or our paying agent, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, we encourage you to consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. withholding tax (please read "— U.S. Federal Withholding Tax" above) and backup withholding tax (please read "— Backup Withholding and Information

Reporting" below), you generally will not have to pay U.S. federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes if, in the case of proceeds representing accrued interest, the conditions described in "— U.S. Federal Withholding Tax" are met, unless:

- in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

- the income or gain is effectively connected with your conduct of a U.S. trade or business, or, if a U.S. income tax treaty applies, is generally attributable to a U.S. "permanent establishment" maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income regarding your notes is effectively connected with the conduct of your trade or business, or, if a U.S. income tax treaty applies, you maintain a U.S. "permanent establishment" to which the interest, gain or other income is generally attributable, you may be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed under the caption "— U.S. Federal Withholding Tax", if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

Backup Withholding and Information Reporting

Payments made to you of interest on the notes and amounts, if any, withheld from such payments will be reported to the IRS and to you. U.S. backup withholding tax generally will not apply to payments of interest and principal on the notes if you have provided the required certification that you are a non-U.S. holder as described in "— U.S. Federal Withholding Tax" above or otherwise established an exemption, and if neither we nor our paying agent has actual knowledge or reason to know that you are a U.S. holder or that the conditions of any other exemptions are not in fact satisfied.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. Payments of the proceeds of a sale of your notes effected through a U.S. office of a broker, will be subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are a non-U.S. person and specific other conditions are met or you otherwise establish an exemption. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes through a non-U.S. office of a broker that:

- is a United States person as defined in the Internal Revenue Code;

- derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

- is a "controlled foreign corporation" for U.S. federal income tax purposes; or

- is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and specific other conditions are met or you otherwise establish an exemption.

We encourage you to consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

LEGAL MATTERS

The validity of the notes and certain other matters will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and financial statement schedule as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Consolidated Financial Statements

Quarterly Condensed Consolidated Financial Statements

COLORADO INTERSTATE GAS COMPANY

CONSOLIDATED STATEMENTS OF INCOME
(In millions)

	Year Ended December 31,		
	2005	2004	2003
Operating revenues	$374	$348	$347
Operating expenses			
Operation and maintenance	169	130	95
Depreciation, depletion and amortization	43	41	34
Gain on sale of long-lived assets	—	—	(6)
Taxes, other than income taxes	15	14	12
	227	185	135
Operating income	147	163	212
Other income, net	8	3	25
Interest and debt expense	(30)	(26)	(26)
Affiliated interest income, net	27	13	9
Income before income taxes	152	153	220
Income taxes	55	54	83
Income from continuing operations	97	99	137
Discontinued operations, net of income taxes	—	—	8
Net income	$ 97	$ 99	$145

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

CONSOLIDATED BALANCE SHEETS
(In millions, except share amounts)

	December 31,	
	2005	2004

ASSETS

Current assets		
Cash and cash equivalents	$ —	$ —
Accounts and notes receivable		
Customer, net of allowance of $3 in 2005 and $4 in 2004	45	41
Affiliates	4	45
Other	1	1
Materials and supplies	3	3
Deferred income taxes	7	5
Prepaids and other	22	4
Total current assets	82	99
Property, plant and equipment, at cost	1,792	1,655
Less accumulated depreciation, depletion and amortization	547	530
Total property, plant and equipment, net	1,245	1,125
Other assets		
Notes receivable from affiliates	757	538
Other	34	27
	791	565
Total assets	$2,118	$1,789

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable		
Trade	$ 19	$ 12
Affiliates	19	9
Other	22	8
Current maturities of long-term debt	—	192
Taxes payable	59	57
Accrued liabilities	10	5
Accrued interest	8	1
Other	17	9
Total current liabilities	154	293
Long-term debt	700	118
Other liabilities		
Deferred income taxes	221	215
Other	34	36
	255	251
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	47	108
Retained earnings	962	1,019
Total stockholder's equity	1,009	1,127
Total liabilities and stockholder's equity	$2,118	$1,789

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2005	**2004**	**2003**
Cash flows from operating activities			
Net income	$ 97	$ 99	$ 145
Less income from discontinued operations, net of income taxes	—	—	8
Net income from continuing operations	97	99	137
Adjustments to reconcile net income from continuing operations to net cash from operating activities			
Depreciation, depletion and amortization	43	41	34
Deferred income taxes	4	15	37
Gain on sale of long-lived assets	—	—	(6)
Re-application of SFAS No. 71	—	—	(18)
Other non-cash income items	(5)	2	6
Asset and liability changes			
Accounts receivable	35	(9)	65
Accounts payable	17	19	(51)
Taxes payable	—	(24)	(13)
Other asset and liability changes			
Assets	(11)	1	(17)
Liabilities	19	(10)	(27)
Cash provided by continuing operations	199	134	147
Cash used in discontinued operations	—	—	(4)
Net cash provided by operating activities	199	134	143
Cash flows from investing activities			
Additions to property, plant and equipment	(148)	(61)	(50)
Proceeds from the sale of assets and investments	—	1	9
Net change in affiliate advances	(216)	(63)	(129)
Other	—	(3)	(1)
Cash used in continuing operations	(364)	(126)	(171)
Cash provided by discontinued operations	—	—	74
Net cash used in investing activities	(364)	(126)	(97)
Cash flows from financing activities			
Net proceeds from issuance of long-term debt	590	—	—
Payments to retire long-term debt	(210)	(11)	(11)
Dividends paid	—	—	(41)
Distribution	(215)	—	—
Contributions from discontinued operations	—	—	70
Other	—	(1)	(1)
Cash provided by (used in) continuing operations	165	(12)	17
Cash used in discontinued operations	—	—	(70)
Net cash provided by (used in) financing activities	165	(12)	(53)
Net change in cash and cash equivalents from continuing operations	—	(4)	(7)
Cash and cash equivalents			
Beginning of period	—	4	11
End of period	$ —	$ —	$ 4

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(In millions, except share amounts)

	Common stock		Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares	Amount			
January 1, 2003	1,000	$ —	$109	$ 816	$ 925
Net income				145	145
Allocated tax expense of El Paso equity plans			(1)		(1)
Dividends				(41)	(41)
December 31, 2003	1,000	—	108	920	1,028
Net income				99	99
December 31, 2004	1,000	—	108	1,019	1,127
Net income				97	97
Distribution			(61)	(154)	(215)
December 31, 2005	1,000	$ —	$ 47	$ 962	$1,009

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Our financial statements include the accounts of all majority owned and controlled subsidiaries after the elimination of all significant intercompany accounts and transactions. We consolidate entities when we either (i) have the ability to control the operating and financial decisions and policies of that entity or (ii) are allocated a majority of the entity's losses and/or returns through our variable interests in that entity. The determination of our ability to control or exert significant influence over an entity and whether we are allocated a majority of the entity's losses and/or returns involves the use of judgment. In November 2005, we acquired WIC from our affiliates, see Note 2. We accounted for this acquisition at El Paso's historical cost as a transaction between entities under common control. Therefore, these financial statements include the results of operations, financial position and cash flows of WIC for all periods presented as though we were always combined entities. Our financial statements for prior periods also include reclassifications that were made to conform to the current year presentation. Those reclassifications had no impact on reported net income or stockholder's equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions that affect the amounts we report as assets, liabilities, revenues and expenses and our disclosures in these financial statements. Actual results can, and often do, differ from those estimates.

Regulated Operations

Our natural gas transmission systems and storage operations are subject to the jurisdiction of the FERC in accordance with the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005. In 2003, we re-established the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, *Accounting for the Effect of Certain Types of Regulation.* We perform an annual study to assess the ongoing applicability of SFAS No. 71. The accounting required by SFAS No. 71 differs from the accounting required for businesses that do not apply its provisions. Transactions that are generally recorded differently as a result of applying regulatory accounting requirements include postretirement employee benefit plan costs, capitalizing an equity return component on regulated capital projects and certain costs included in, or expected to be included in, future rates.

As a result of re-establishing the principles of SFAS No. 71, we recorded other income of $18 million in our 2003 income statement comprised of $12 million to record the regulatory asset associated with the tax gross-up of allowance for funds used during construction (AFUDC) and $6 million to record the postretirement benefits to be collected from our customers in the future.

Cash and Cash Equivalents

We consider short-term investments with an original maturity of less than three months to be cash equivalents.

Allowance for Doubtful Accounts

We establish provisions for losses on accounts receivable and for natural gas imbalances due from shippers and operators if we determine that we will not collect all or part of an outstanding receivable balance. We regularly review collectibility and establish or adjust our allowance as necessary using the specific identification method.

Materials and Supplies

We value materials and supplies at the lower of cost or market value with cost determined using the average cost method.

Natural Gas Imbalances

Natural gas imbalances occur when the actual amount of natural gas delivered from or received by a pipeline system, processing plant or storage facility differs from the contractual amount of natural gas delivered or received. We value these imbalances due to or from shippers and operators at current index prices. Imbalances are settled in cash or made up in-kind, subject to the terms of our tariff.

Imbalances due from others are reported in our balance sheet as either accounts receivable from customers or accounts receivable from affiliates. Imbalances owed to others are reported in our balance sheet as either trade accounts payable or accounts payable to affiliates. In addition, we classify all imbalances as current as we expect to settle them within a year.

Property, Plant and Equipment

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in service. For assets we construct, we capitalize direct costs, such as labor and materials, and indirect costs, such as overhead and an interest and an equity return component, as allowed by the FERC. We capitalize the major units of property replacements or improvements and expense minor items.

Prior to our reapplication of SFAS No. 71 effective December 31, 2003, we used the straight-line method to depreciate our pipeline and storage systems over their remaining useful lives of 50 years at a rate of 2 percent. In January 2004, we began using the composite (group) method to depreciate property, plant and equipment. Under this method, assets with similar lives and characteristics are grouped and depreciated as one asset. We apply the FERC-accepted depreciation rate to the total cost of the group until its net book value equals its salvage value. Currently, our depreciation rates vary from approximately two percent to 27 percent per year. Using these rates, the remaining depreciable lives of these assets range from four to 51 years. We re-evaluate depreciation rates each time we file with the FERC for a change in our transportation service and storage rates.

When we retire property, plant and equipment, we charge accumulated depreciation and amortization for the original cost, plus the cost to remove, sell or dispose, less its salvage value. We do not recognize a gain or loss unless we sell an entire operating unit. We include gains or losses on dispositions of operating units in operating income.

At December 31, 2005 and 2004, we had approximately $91 million and $27 million of construction work in progress included in our property, plant and equipment.

We capitalize a carrying cost (an allowance for funds used during construction) on funds invested in our construction of long-lived assets. This carrying cost consists of a return on the investment financed by debt and a return on the investment financed by equity. The debt portion is calculated based on our average cost of debt. Debt amounts capitalized during the years ended December 31, 2005 and 2003 were $1 million and $2 million. Debt amounts capitalized in 2004 were immaterial. These debt amounts are included as a reduction to interest expense in our income statement. The equity portion of capitalized costs is calculated using the most recent FERC-approved equity rate of return. The equity amounts capitalized during the years ended December 31, 2005 and 2004 were $4 million and $2 million (exclusive of any tax related impacts). There were no equity amounts capitalized for the year ended December 31, 2003 as we were not following the provisions of SFAS No. 71. These equity amounts are included as other non-operating income on our income statement. Capitalized carrying costs for debt and equity financed construction are reflected as an increase in the cost of the asset on our balance sheet.

Asset Impairments

We evaluate our assets for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include market declines, changes in the manner in which we intend to use an asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators. When an event occurs, we evaluate the recoverability of our assets' carrying values based on their ability to generate future cash flows on an undiscounted basis. If an impairment is indicated or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of these assets downward, if necessary, to their estimated fair value, less costs to sell. Our fair value estimates are generally based on market data obtained through the sales process or an analysis of expected discounted cash flows. The magnitude of any impairments are impacted by a number of factors, including the nature of the assets being sold and our established time frame for completing the sales, among other factors. We also reclassify the asset or assets as either held-for-sale or as discontinued operations, depending on, among other criteria, whether we will have any continuing involvement in the cash flows of those assets after they are sold. The sales of our field services and production businesses during 2003 met all of the requirements to be treated as discontinued operations in 2003. See Note 3 for further information.

Revenue Recognition

Our revenues are primarily generated from natural gas transportation and storage services. For our transportation and storage services, we recognize reservation revenues on firm contracted capacity over the contract period, regardless of the amount of natural gas that is transported or stored. For interruptible or volumetric-based services, we record revenues when physical deliveries of natural gas are made at the agreed upon delivery point or when gas is injected or withdrawn from the storage facility. Gas not used in operations is based on the volumes of natural gas we are allowed to retain relative to the amounts we use for operating purposes. We recognize revenue on gas not used in operations when the volumes are retained under our tariff. Revenues for all services are generally based on the thermal quantity of gas delivered or subscribed at a price specified in the contract. We are subject to FERC regulations and, as a result, revenues we collect may be subject to refund in a rate proceeding.

Environmental Costs and Other Contingencies

We record liabilities at their undiscounted amounts on our balance sheet in other current and long-term liabilities when our environmental assessments indicate that remediation efforts are probable and the costs can be reasonably estimated. Estimates of our liabilities are based on currently available facts, existing technology and presently enacted laws and regulations taking into consideration the likely effects of other societal and economic factors, and include estimates of associated legal costs. These amounts also consider prior experience in remediating contaminated sites, other companies' clean-up experience and data released by the EPA or other organizations. Our estimates are subject to revision in future periods based on actual costs or new circumstances. We capitalize costs that benefit future periods and we recognize a current period expense when clean-up efforts do not benefit future periods.

We evaluate separately from our liability any amounts paid directly or reimbursed by government sponsored programs and potential recoveries or reimbursements of remediation costs from third parties including insurance coverage. When recovery is assured after an evaluation of their creditworthiness or solvency, we record and report an asset separately from the associated liability on our balance sheet.

We recognize liabilities for other contingencies when we have an exposure that, when fully analyzed, indicates it is both probable that an asset has been impaired or that a liability has been incurred and the amount of impairment or loss can be reasonably estimated. Funds spent to remedy these contingencies are charged against the associated reserve, if one exists, or expensed. When a range of probable loss can be estimated, we accrue the most likely amount or at least the minimum of the range of probable loss.

Income Taxes

El Paso maintains a tax accrual policy to record both regular and alternative minimum taxes for companies included in its consolidated federal and state income tax returns. The policy provides, among other things, that (i) each company in a taxable income position will accrue a current expense equivalent to its federal and state income taxes, and (ii) each company in a tax loss position will accrue a benefit to the extent its deductions, including general business credits, can be utilized in the consolidated returns. El Paso pays all consolidated U.S. federal and state income taxes directly to the appropriate taxing jurisdictions and, under a separate tax billing agreement, El Paso may bill or refund its subsidiaries for their portion of these income tax payments.

Pursuant to El Paso's policy, we record current income taxes based on our taxable income and we provide for deferred income taxes to reflect estimated future tax payments or receipts. Deferred taxes represent the tax impacts of differences between the financial statement and tax bases of assets and liabilities and carryovers at each year end. We account for tax credits under the flow-through method, which reduces the provision for income taxes in the year the tax credits first become available. We reduce deferred tax assets by a valuation allowance when, based on our estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision, either up or down, in future periods based on new facts or circumstances.

Accounting for Asset Retirement Obligations

On January 1, 2003, we adopted SFAS No. 143, *Accounting for Asset Retirement Obligations,* which requires that we record a liability for retirement and removal costs of long-lived assets used in our business when the timing and/or amount of the settlement of those costs are relatively certain. On December 31, 2005, we adopted the provisions of FASB Interpretation (FIN) No. 47, *Accounting for Conditional Asset Retirement Obligations,* which requires that we record a liability for those retirement and removal costs in which the timing and/or amount of the settlement of the costs are uncertain.

We have legal obligations associated with our natural gas pipelines and related transmission facilities and storage wells. We have obligations to plug storage wells when we no longer plan to use them and when we abandon them. Our legal obligations associated with our natural gas transmission facilities relate primarily to purging and sealing the pipelines if they are abandoned. We also have obligations to remove hazardous materials associated with our natural gas transmission facilities if they are replaced. We accrue a liability on those legal obligations when we can estimate the timing and amount of their settlement. These obligations include those where we have plans to or otherwise will be legally required to replace, remove or retire the associated assets. Substantially all of our natural gas pipelines can be maintained indefinitely, and as a result, we have not accrued a liability associated with purging and sealing them. Our net asset retirement liability as of December 31, 2005 and 2004, is not material to our financial statements.

New Accounting Pronouncements Issued But Not Yet Adopted

As of December 31, 2005, there were several accounting standards and interpretations that had not yet been adopted by us. Below is a discussion of a significant standard that may impact us.

Accounting for Pipeline Integrity Costs. Beginning January 1, 2006, we will be required under a FERC accounting release to expense certain costs incurred in connection with our pipeline integrity program instead of our current practice of capitalizing them as part of our property, plant and equipment. We currently estimate that we will be required to expense an additional amount of pipeline integrity costs under the release in the range of approximately $2 million to $3 million annually.

2. Acquisition of Affiliate

In November 2005, we acquired WIC, from our affiliates for its net book value of approximately $215 million. The acquisition of WIC was accounted for as a transaction between entities under common control. As such, the assets and liabilities of WIC were recorded at El Paso's historical cost on the acquisition date. In addition, our historical financial statements have been adjusted in all periods presented to reflect the acquisition as though we were always combined even though we did not legally acquire WIC until November 2005. The acquisition price paid by CIG for WIC of $215 million has been reflected in the accompanying financial statements as a stockholder distribution. WIC owns and operates a 600-mile natural gas pipeline system extending from western Wyoming and the Powder River Basin to various pipeline interconnections near Cheyenne, Wyoming. WIC transports natural gas for both third parties and our affiliates.

3. Discontinued Operations and Divestitures

Discontinued Operations

In 2003, we announced a plan to sell our Mid-Continent midstream assets and completed the sale of our Wyoming gathering systems. With this announcement, we completed or announced the sale of substantially all of our midstream assets. As a result, we reclassified these assets and operations as discontinued operations in our financial statements. In June 2003, we completed the sale of the assets in the Mid-Continent region. These assets primarily included our Greenwood, Hugoton, Keyes and Mocane natural gas gathering systems, our Sturgis processing plant and our processing arrangements at three additional processing plants. Net proceeds from the sale were approximately $46 million and we recognized a gain in the second quarter of 2003 of approximately $13 million.

The summarized financial results of our discontinued operations are as follows:

	December 31, 2003
	(In millions)
Operating Results:	
Revenues	$ 67
Costs and expenses	(67)
Gain on sale of assets	12
Operating income	12
Income taxes	(4)
Income from discontinued operations, net of income taxes	$ 8

As of December 31, 2003, we had sold all assets classified as discontinued operations.

Divestitures

During 2003, we sold assets with a combined net book value of less than $1 million. Net proceeds from these sales were approximately $8 million, which includes $6 million related to the buyout of a gas purchase contract. We recorded a gain on the sale of long-lived assets of approximately $6 million.

4. Income Taxes

Components of Income Taxes. The following table reflects the components of income taxes from continuing operations for each of the three years ended December 31:

	2005	2004	2003
	(In millions)		
Current			
Federal	$49	$41	$42
State	2	(2)	4
	51	39	46
Deferred			
Federal	3	13	33
State	1	2	4
	4	15	37
Total income taxes from continuing operations	$55	$54	$83

Effective Tax Rate Reconciliation. Our income taxes from continuing operations differ from the amount computed by applying the statutory federal income tax rate of 35 percent for the following reasons for each of the three years ended December 31:

	2005	2004	2003
	(In millions, except for rates)		
Income taxes at the statutory federal rate of 35%	$53	$54	$77
Increase (decrease)			
Current year state income taxes, net of federal income tax benefit	3	3	5
State income tax adjustment, net of federal income tax benefit	(1)	(3)	—
Other	—	—	1
Income taxes from continuing operations	$55	$54	$83
Effective tax rate	36%	35%	38%

Deferred Tax Assets and Liabilities. The following are the components of our net deferred tax liability at December 31:

	2005	2004
	(In millions)	
Deferred tax liabilities		
Property, plant and equipment	$220	$209
Other	18	16
Total deferred tax liability	238	225
Deferred tax assets		
Other	24	15
Total deferred tax asset	24	15
Net deferred tax liability	$214	$210

Other Tax Matters. Under El Paso's tax accrual policy, we are allocated the tax effects associated with our employees' nonqualified dispositions of El Paso stock under its employee stock purchase plan, the exercise of stock options and the vesting of restricted stock as well as restricted stock dividends. This allocation increased taxes payable by $1 million in 2003. This allocation was not significant in 2005 and 2004. These tax effects are included in additional paid-in capital in our balance sheets.

5. Financial Instruments

The carrying amounts and estimated fair values of our financial instruments are as follows at December 31:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)			
Balance sheet financial instruments:				
Long-term debt, including current maturities[1]	$700	$710	$310	$320

[1] We estimated the fair value of debt with fixed interest rates based on quoted market prices for the same or similar issues.

As of December 31, 2005 and 2004, the carrying amounts of cash and cash equivalents, short-term borrowings, and trade receivables and payables are representative of fair value because of the short-term maturity of these instruments.

6. Regulatory Assets and Liabilities

Below are the details of our regulatory assets and liabilities at December 31:

Description	2005	2004
	(In millions)	
Current regulatory asset	$ 2	$—
Non-current regulatory assets		
Grossed-up deferred taxes on capitalized funds used during construction	14	12
Postretirement benefits	5	6
Under-collected deferred income taxes	2	2
Total regulatory assets[1]	$23	$20
Current regulatory liabilities	$ 7	$—
Non-current regulatory liabilities		
Excess deferred income taxes	2	3
Over-collected fuel variance	8	11
Total regulatory liabilities[1]	$17	$14

[1] Amounts are included as other current and non-current assets and other current and non-current liabilities in our balance sheet.

7. Debt and Credit Facilities

Debt

Our long-term debt outstanding consisted of the following at December 31:

	2005	2004
	(In millions)	
10% Senior Debentures due 2005	$ —	$180
Variable Interest Rate Note due 2007	—	30
5.95% Senior Notes due 2015	200	—
6.80% Senior Notes due 2015	400	—
6.85% Senior Debentures due 2037	100	100
	700	310
Less: current maturities	—	192
Total long-term debt, less current maturities	$700	$118

In November 2005, CIG issued $400 million of 6.80% senior notes due in November 2015. The proceeds from the offering are to be used for general corporate purposes, but were advanced to El Paso under the cash management program until used by us.

In October 2005, WIC repaid the outstanding balance on its $30 million variable interest rate note due 2007. The funds used to repay the note were received from El Paso as a repayment of amounts due to WIC under El Paso's cash management program.

In March 2005, CIG issued $200 million of 5.95% senior notes due in March 2015. The net proceeds of the offering were used to repay our $180 million, 10% senior debentures that matured in June 2005, and for general corporate purposes. As a result of this debt repayment, we are no longer subject to a $5 million cross-acceleration provision included in that indenture.

Included in our long-term debt is $100 million of 6.85% senior debentures due in 2037. These senior debentures are puttable to us by the holders on June 15, 2007, together with accrued and unpaid interest. In addition, we have the ability to call $600 million of our senior notes at any time prior to their stated maturities. If we were to exercise our option to call these senior notes, we would be obligated to pay principal and accrued interest and a make-whole premium to redeem the debt. At this time, we have no intent to call this debt.

Credit Facilities

El Paso maintains a $3 billion credit agreement. We are an eligible borrower under the credit agreement and are only liable for amounts we directly borrow. Additionally, our common stock and several of our affiliates continue to be pledged as collateral under the agreement. At December 31, 2005, El Paso had $1.2 billion outstanding as a term loan and $1.7 billion of letters of credit issued under the credit agreement. We have no borrowings or letter of credit obligations under this facility.

Under the $3 billion credit agreement and our indentures, we are subject to a number of restrictions and covenants. The most restrictive of these include (i) limitations on the incurrence of additional debt, based on a ratio of debt to EBITDA (as defined in the agreements), the most restrictive of which shall not exceed 5 to 1; (ii) limitations on the use of proceeds from borrowings; (iii) limitations, in some cases, on transactions with our affiliates; (iv) limitations on the incurrence of liens; (v) potential limitations on our ability to declare and pay dividends; and (vi) limitations on our ability to prepay debt. For the year ended December 31, 2005, we were in compliance with all of our debt-related covenants.

8. Commitments and Contingencies

Legal Proceedings

Grynberg. In 1997, we and a number of our affiliates were named defendants in actions brought by Jack Grynberg on behalf of the U.S. Government under the False Claims Act. Generally, these complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands, which deprived the U.S. Government of royalties due to the alleged mismeasurement. The plaintiff seeks royalties, along with interest, expenses, and punitive damages. The plaintiff also seeks injunctive relief with regard to future gas measurement practices. No monetary relief has been specified in this case. These matters have been consolidated for pretrial purposes (*In re: Natural Gas Royalties Qui Tam Litigation*, U.S. District Court for the District of Wyoming, filed June 1997). Motions to dismiss were argued before a representative appointed by the court. In May 2005, the representative issued a recommendation, which if adopted by the district court judge, will result in the dismissal on jurisdictional grounds of the suit against us. If the district court judge adopts the representative's recommendation, an appeal by the plaintiff of the district court's order is likely. Our costs and legal exposure related to these lawsuits and claims are not currently determinable.

Will Price (formerly Quinque). We and a number of our affiliates are named defendants in *Will Price, et al. v. Gas Pipelines and Their Predecessors, et al.,* filed in 1999 in the District Court of Stevens County, Kansas. Plaintiffs allege that the defendants mismeasured natural gas volumes and heating content of natural gas on non-federal and non-Native American lands and seek to recover royalties that they contend they should have received had the volume and heating value of natural gas produced from their properties been differently measured, analyzed, calculated and reported, together with prejudgment and postjudgment interest, punitive damages, treble damages, attorneys' fees, costs and expenses, and future injunctive relief to require the defendants to adopt allegedly appropriate gas measurement practices. No monetary relief has been specified in this case. Plaintiffs' motion for class certification of a nationwide class of natural gas working interest owners and natural gas royalty owners was denied in April 2003. Plaintiffs were granted leave to file a Fourth Amended Petition which narrows the proposed class to royalty owners in wells in Kansas, Wyoming and Colorado and removes claims as to heating content. A second class action petition has since been filed as to the heating content claims. Motions for class certification have been briefed and argued in both proceedings, and the parties are awaiting the court's ruling. Our costs and legal exposure related to these lawsuits and claims are not currently determinable.

In addition to the above matters, we and our subsidiaries and affiliates are named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business.

For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. As further information becomes available, or other relevant developments occur, we adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we had no accruals for our outstanding legal matters at December 31, 2005.

Environmental Matters

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. At December 31, 2005, we had accrued approximately $23 million for expected remediation costs and associated onsite, offsite and groundwater technical studies and for related environmental legal costs. This accrual includes $13 million for environmental contingencies related to properties we previously owned. Our accrual was based on the most likely outcome that can be reasonably estimated. Our environmental remediation projects are in various stages of completion. The liabilities we have recorded reflect our current estimates of amounts we will expend to remediate these sites. However, depending on the stage of completion or assessment, the ultimate extent of contamination or remediation required may not be known. As additional assessments occur or remediation efforts continue, we may incur additional liabilities.

Below is a reconciliation of our accrued liability from January 1, 2005 to December 31, 2005 (in millions):

Balance at January 1, 2005	$14
Additions/adjustments for remediation activities	13
Payments for remediation activities	(4)
Balance at December 31, 2005	$23

During 2005, we entered into agreements with various states to remediate sites potentially contaminated with mercury from prior operations. We accrued $6 million based on these agreements. We are currently reviewing plans with two other states in which we operate to determine if studies and potential remediation will be required. We also recorded an additional $7 million accrual for remediation at a formerly owned site in Wyoming.

For 2006, we estimate that our total remediation expenditures will be approximately $10 million, which will be expended under government directed clean-up plans.

It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties relating to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

Capital and Other Commitments

At December 31, 2005, we had capital and investment commitments of approximately $35 million primarily related to ongoing capital projects. Our other planned capital and investment projects are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.

Operating Leases

We lease property, facilities and equipment under various operating leases. Minimum future annual rental commitments on operating leases as of December 31, 2005, were as follows:

Year Ending December 31,	Operating Leases
	(In millions)
2006	$2
2007	2
2008	2
2009	2
Total	$8

Rental expense on our operating leases for each of the years ended December 31, 2005, 2004 and 2003 was $4 million, $4 million and $3 million. These amounts include our share of rent allocated to us from El Paso.

Other Commercial Commitments

We also hold cancelable easements or rights-of-way arrangements from landowners permitting the use of land for the construction and operation of our pipeline systems. Currently, our obligation under these easements is not material to the results of our operations.

Capital Lease

Effective on December 1, 1999, WIC leased a compressor station under a capital lease from an affiliate, Wyco Development, LLC. The compressor station lease expires November 2029. The total original capitalized cost of the lease was $12 million. As of December 31, 2005, we have a net book value of approximately $9 million related to this capital lease.

Minimum future lease payments under the capital lease together with the present value of the net minimum lease payments as of December 31, 2005 are as follows:

Year Ending December 31,	(In millions)
2006	$ 1
2007	1
2008	1
2009	1
2010	1
Thereafter	15
Total minimum lease payments	20
Less: amount representing interest	11
Present value of net minimum lease payments	$ 9

9. Retirement Benefits

Pension and Retirement Benefits

El Paso maintains a pension plan to provide benefits determined under a cash balance formula covering substantially all of its U.S. employees, including our employees. In addition, El Paso maintains a defined contribution plan covering its U.S. employees, including our employees. El Paso matches 75 percent of participant basic contributions up to 6 percent of eligible compensation and can make additional discretionary matching contributions. El Paso is responsible for benefits accrued under its plans and allocates the related costs to its affiliates.

Postretirement Benefits

We provide medical benefits for a closed group of retirees. These benefits may be subject to deductibles, co-payment provisions, and other limitations and dollar caps on the amount of employer costs. El Paso reserves the right to change these benefits. In addition, certain former employees continue to receive limited postretirement life insurance benefits. Our postretirement benefit plan costs are pre-funded to the extent these costs are recoverable through our rates. We expect to contribute $1 million to our postretirement benefit plan in 2006.

In 2004, we adopted FASB Staff Position (FSP) No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. This pronouncement required us to record the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on our postretirement benefit plans that provide drug benefits covered by that legislation. We determined that our postretirement benefit plans do not provide drug benefits covered by this legislation and, as a result, the adoption of this pronouncement did not have a material impact on our financial statements.

The following table presents the change in projected benefit obligation, change in plan assets and reconciliation of funded status for our postretirement benefit plan. Our benefits are presented and computed as of and for the twelve months ended September 30 (the plan reporting date):

	2005	2004
	(In millions)	
Change in benefit obligation:		
Projected benefit obligation at beginning of period:	$12	$12
Interest cost	—	1
Participant contributions	1	1
Benefits paid	(2)	(2)
Projected benefit obligation at end of period	$11	$12
Change in plan assets:		
Fair value of plan assets at beginning of period	$14	$13
Actual return on plan assets	1	1
Employer contributions	2	1
Participant contributions	1	1
Benefits paid	(2)	(2)
Fair value of plan assets at end of period	$16	$14
Reconciliation of funded status:		
Funded status at September 30	$ 5	$ 2
Unrecognized actuarial gain	(6)	(5)
Net accrued benefit cost at December 31	$(1)	$(3)

Future benefits expected to be paid on our postretirement plan as of December 31, 2005, are as follows (in millions):

Year Ending December 31,	
2006	$ 1
2007	1
2008	1
2009	1
2010	1
2011 - 2014	5
Total	$10

Our postretirement benefit costs recorded in operating expenses include the following components for the years ended December 31:

	2005	2004	2003
		(In millions)	
Interest cost	$—	$ 1	$ 1
Expected return on plan assets	—	(1)	(1)
Net postretirement benefit cost	$—	$—	$—

Projected benefit obligations and net benefit costs are based on actuarial estimates and assumptions. The following table details the weighted average actuarial assumptions used for our postretirement plan for 2005, 2004 and 2003:

	2005	2004	2003
		(Percent)	
Assumptions related to benefit obligations at September 30:			
Discount rate	5.25	5.75	
Assumptions related to benefit costs at December 31:			
Discount rate	5.75	6.00	6.75
Expected return on plan assets[1]	7.50	7.50	7.50

[1] The expected return on plan assets is a pre-tax rate (before a tax rate ranging from 35 percent to 38 percent on postretirement benefits) that is primarily based on an expected risk-free investment return, adjusted for historical risk premiums and specific risk adjustments associated with our debt and equity securities. These expected returns were then weighted based on the target asset allocations of our investment portfolio.

Actuarial estimates for our postretirement benefits plan assumed a weighted average annual rate of increase in the per capita costs of covered health care benefits of 10.9 percent in 2005, gradually decreasing to 5.0 percent by the year 2015. Assumed health care cost trends can have a significant effect on the amounts reported for our postretirement benefit plan. The impact of a one-percentage point increase or decrease in our assumed health care cost trends presented above would have been less than $1 million for both our service and interest costs and our accumulated postretirement benefit obligations.

Postretirement Plan Assets

The following table provides the actual asset allocations in our postretirement plan as of September 30:

Asset Category	Actual 2005	Actual 2004
	(Percent)	
Equity securities	59	56
Debt securities	31	30
Other	10	14
Total	100	100

The primary investment objective of our plan is to ensure that, over the long-term life of the plan, an adequate pool of sufficiently liquid assets exists to support the benefit obligation to participants, retirees and beneficiaries. In meeting this objective, the plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature covering typical market cycles of three to five years. Any shortfall in investment performance compared to investment objectives is the result of general economic and capital market conditions.

The target allocation for the invested assets is 65 percent equity and 35 percent fixed income. Other assets are held in cash for payment of benefits upon presentment. Any El Paso stock held by the plan is held indirectly through investments in mutual funds.

10. Transactions with Major Customer

The following table shows revenues from our major customer for each of the three years ended December 31:

	2005	2004	2003
		(In millions)	
Public Service Company of Colorado	$98	$99	$98

11. Supplemental Cash Flow Information

The following table contains supplemental cash flow information for each of the three years ended December 31:

	2005	2004	2003
	(In millions)		
Interest paid, net of capitalized interest	$26	$28	$28
Income tax payments	51	64	70

12. Transactions with Affiliates

Cash Management Program. We participate in El Paso's cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. However, at December 31, 2005, we do not anticipate settlement within the next twelve months and therefore, classified this receivable as non-current on our balance sheet. At December 31, 2005 and 2004, we had a note receivable from El Paso of $750 million and $534 million. We classified $3 million of this receivable as current at December 31, 2004. The interest rate at December 31, 2005 and 2004 was 5.0% and 2.0%.

Taxes. We are a party to a tax accrual policy with El Paso whereby El Paso files U.S. and certain state tax returns on our behalf. In certain states, we file and pay directly to the state taxing authorities. We had income taxes payable of $49 million at December 31, 2005 and 2004, included in taxes payable on our balance sheets. The majority of these balances will become payable to El Paso. See Note 1 for a discussion of our tax accrual policy.

Other Affiliate Balances. The following table shows other balances with our affiliates arising in the ordinary course of business at December 31:

	2005	2004
	(In millions)	
Non-current note receivable	$7	$7
Contractual deposits	5	5

In February 2003, we declared and paid a $41 million dividend to our parent. In addition, during 2004, we acquired assets from an affiliate with a net book value of $3 million.

Affiliate Revenues and Expenses.   We enter into transactions with other El Paso subsidiaries in the normal course of our business to transport, sell and purchase natural gas. Services provided to or by these affiliates are based on the same terms as non-affiliates.

El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. This allocation is based on the estimated level of effort devoted to our operations and the relative size of our EBIT, gross property and payroll. In addition to allocations from El Paso, we are also allocated costs from EPNG and TGP associated with our pipelines services. We also allocate costs to CPG for its share of pipeline services. El Paso currently bills us directly for compensation expense related to certain stock-based compensation awards granted directly to our employees as well as allocates to us our proportionate share of El Paso's corporate compensation expense. On January 1, 2006, El Paso adopted SFAS No. 123(R), *Share-Based Payment,* which requires that companies measure all employee stock-based compensation awards at fair value on the date they are granted to employees and recognize compensation costs in its financial statements over the requisite service period. As a result, beginning in 2006, we will record additional expenses for all stock-based compensation awards (including stock options) granted directly to our employees as well as our allocable share of El Paso's corporate stock-based compensation expense.

The following table shows revenues and charges from our affiliates for each of the three years ended December 31:

	2005	2004	2003
	(In millions)		
Revenues	$28	$37	$36
Operation and maintenance expenses from affiliates	48	44	54
Reimbursements of operating expenses charged to affiliates	6	—	—

13. Supplemental Selected Quarterly Financial Information (Unaudited)

Financial information by quarter is summarized below.

	Quarters Ended				
	March 31	June 30	September 30	December 31	Total
			(In millions)		
2005					
Operating revenues	$95	$86	$85	$108	$374
Operating income	45	36	17	49	147
Net income	27	23	14	33	97
2004					
Operating revenues	$91	$81	$80	$ 96	$348
Operating income	51	35	27	50	163
Net income	30	21	15	33	99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Colorado Interstate Gas Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholder's equity and cash flows present fairly, in all material respects, the consolidated financial position of Colorado Interstate Gas Company and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company re-applied the provisions of Statement of Financial Accounting Standards No. 71, *Accounting for the Effects of Certain Types of Regulation*, on December 31, 2003.

/s/   PricewaterhouseCoopers LLP

Houston, Texas
February 28, 2006

SCHEDULE II

COLORADO INTERSTATE GAS COMPANY

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2005, 2004 and 2003
(In millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions[1]	Charged to Other Accounts	Balance at End of Period
2005					
Environmental Reserves	$14	$ 13	$ (4)	$ —	$23
Allowance for Doubtful Accounts	4	—	—	(1)	3
2004					
Environmental Reserves	$14	$ 3	$ (3)	$ —	$14
Allowance for Doubtful Accounts	4	—	—	—	4
2003					
Legal Reserves	$ 2	$ (2)	$ —	$ —	$—
Environmental Reserves	13	3	(2)	—	14
Allowance for Doubtful Accounts	3	(1)	—	2	4

[1] These amounts represent cash payments.

COLORADO INTERSTATE GAS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In millions)
(Unaudited)

	Quarter Ended March 31,	
	2006	2005
Operating revenues	$101	$95
Operating expenses		
Operation and maintenance	24	35
Depreciation, depletion and amortization	10	11
Taxes, other than income taxes	3	4
	37	50
Operating income	64	45
Other income, net	3	1
Interest and debt expense	(11)	(7)
Affiliated interest income, net	9	4
Income before income taxes	65	43
Income taxes	24	16
Net income	$ 41	$27

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions, except share amounts)
(Unaudited)

	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ —	$ —
Accounts and notes receivable		
Customer, net of allowance of $3 in 2006 and 2005	40	45
Affiliates	3	4
Other	1	1
Materials and supplies	3	3
Deferred income taxes	6	7
Prepaids and other	16	22
Total current assets	69	82
Property, plant and equipment, at cost	1,844	1,792
Less accumulated depreciation, depletion and amortization	552	547
Total property, plant and equipment, net	1,292	1,245
Other assets		
Notes receivable from affiliates	757	757
Other	34	34
	791	791
Total assets	$2,152	$2,118
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable		
Trade	$ 11	$ 19
Affiliates	8	19
Other	15	22
Taxes payable	81	59
Accrued interest	14	8
Accrued liabilities	9	10
Other	12	17
Total current liabilities	150	154
Long-term debt	700	700
Other liabilities		
Deferred income taxes	224	221
Other	28	34
	252	255
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	47	47
Retained earnings	1,003	962
Total stockholder's equity	1,050	1,009
Total liabilities and stockholder's equity	$2,152	$2,118

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Quarter Ended March 31,	
	2006	2005
Cash flows from operating activities		
Net income	$ 41	$ 27
Adjustments to reconcile net income to net cash from operating activities		
Depreciation, depletion and amortization	10	11
Deferred income taxes	4	4
Other non-cash income items	(9)	—
Asset and liability changes	14	38
Net cash provided by operating activities	60	80
Cash flows from investing activities		
Additions to property, plant and equipment	(60)	(13)
Net change in affiliate advances	—	(64)
Net cash used in investing activities	(60)	(77)
Cash flows from financing activities		
Net proceeds from issuance of long-term debt	—	197
Payments to retire long-term debt	—	(3)
Net cash provided by financing activities	—	194
Net change in cash and cash equivalents	—	197
Cash and cash equivalents		
Beginning of period	—	—
End of period	$ —	$197

See accompanying notes.

COLORADO INTERSTATE GAS COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

We are an indirect wholly owned subsidiary of El Paso Corporation (El Paso). We prepared this Quarterly Report on Form 10-Q under the rules and regulations of the United States Securities and Exchange Commission (SEC). Because this is an interim period filing presented using a condensed format, it does not include all of the disclosures required by accounting principles generally accepted in the United States of America. You should read this Quarterly Report on Form 10-Q along with our 2005 Annual Report on Form 10-K, which includes a summary of our significant accounting policies and other disclosures. The financial statements as of March 31, 2006, and for the quarters ended March 31, 2006 and 2005, are unaudited. We derived the balance sheet as of December 31, 2005, from the audited balance sheet filed in our 2005 Annual Report on Form 10-K. In our opinion, we have made all adjustments which are of a normal, recurring nature to fairly present our interim period results. Due to the seasonal nature of our business, information for interim periods may not be indicative of our results of operations for the entire year.

Significant Accounting Policies

Our significant accounting policies are consistent with those discussed in our 2005 Annual Report on Form 10-K, except as discussed below.

Accounting for Pipeline Integrity Costs.   On January 1, 2006, we adopted an accounting release issued by the Federal Energy Regulatory Commission (FERC) that requires us to prospectively expense certain costs we incur related to our pipeline integrity program. Prior to January 1, 2006, we capitalized these costs as part of our property, plant and equipment. The adoption of this accounting release did not have a material impact to our financial statements as of and for the quarter ended March 31, 2006.

2. Debt and Credit Facilities

Debt

In March 2005, CIG issued $200 million of 5.95% senior notes due in March 2015. The net proceeds of the offering were used to repay its $180 million, 10% senior debentures that matured in June 2005, and for general corporate purposes.

Included in our long-term debt is $100 million of 6.85% senior debentures due in 2037 that are puttable to us by the holders on June 15, 2007, together with accrued and unpaid interest.

Credit Facilities

El Paso maintains a $3 billion credit agreement. We are an eligible borrower under the credit agreement and are only liable for amounts we directly borrow. Our common stock and that of several of our affiliates are pledged as collateral under the agreement. At March 31, 2006, El Paso had $1.2 billion outstanding as a term loan and $1.6 billion of letters of credit issued under the credit agreement. We have no borrowings or letter of credit obligations under this agreement. For a further discussion of El Paso's $3 billion credit agreement and our restrictive covenants, see our 2005 Annual Report on Form 10-K.

3. Commitments and Contingencies

Legal Proceedings

Gas Measurement Cases.   We and a number of our affiliates were named defendants in actions that generally allege a mismeasurement of natural gas volumes and/or heating content resulting in the underpayment of royalties. The first set of cases was filed in 1997 by an individual under the False Claims Act, which has been consolidated for pretrial purposes (in *re: Natural Gas Royalties Qui Tam Litigation,*

U.S. District Court for the District of Wyoming.) These complaints allege an industry-wide conspiracy to underreport the heating value as well as the volumes of the natural gas produced from federal and Native American lands. In May 2005, a representative appointed by the court issued a recommendation to dismiss most of the actions on jurisdictional grounds. If the court adopts these recommendations, it will result in the dismissal of this case on jurisdictional grounds. Similar allegations were filed in a second action in 1999 in *Will Price, et al. v. Gas Pipelines and Their Predecessors, et al.,* in the District Court of Stevens County, Kansas on non-federal and non-Native American lands. The plaintiffs currently seek certification of a class of royalty owners in wells in Kansas, Wyoming and Colorado. Motions for class certification have been briefed and argued in the proceedings and the parties are awaiting the court's ruling. In each of these cases, the applicable plaintiff seeks an unspecified amount of monetary damages in the form of additional royalty payments (along with interest, expenses and punitive damages) and injunctive relief with regard to future gas measurement practices. Our costs and legal exposure related to these lawsuits and claims are not currently determinable.

In addition to the above matters, we and our subsidiaries and affiliates are also named defendants in numerous lawsuits and governmental proceedings that arise in the ordinary course of our business.

For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be estimated, we establish the necessary accruals. As further information becomes available, or other relevant developments occur, we adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we had no accruals for our outstanding legal matters at March 31, 2006.

Environmental Matters

We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These laws and regulations require us to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. At March 31, 2006, we had accrued approximately $22 million for expected remediation costs and associated onsite, offsite and groundwater technical studies and for related environmental legal costs. This accrual includes $12 million for environmental contingencies related to properties we previously owned. Our accrual was based on the most likely outcome that can be reasonably estimated. Our environmental remediation projects are in various stages of completion. The liabilities we have recorded reflect our current estimates of amounts we will expend to remediate these sites. However, depending on the stage of completion or assessment, the ultimate extent of contamination or remediation required may not be known. As additional assessments occur or remediation efforts continue, we may incur additional liabilities.

Below is a reconciliation of our accrued liability from January 1, 2006 to March 31, 2006 (in millions):

Balance at January 1, 2006	$23
Additions/adjustments for remediation activities	1
Payments for remediation activities	(2)
Balance at March 31, 2006	$22

For the remainder of 2006, we estimate that our total remediation expenditures will be approximately $7 million, which will be expended under government directed clean-up plans.

It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws and regulations and claims for damages to property, employees, other persons and the environment resulting from our current or past operations, could result in substantial costs and liabilities in the future. As this information becomes available, or other relevant developments occur, we will adjust our accrual amounts accordingly. While there are still uncertainties related to the ultimate costs we may incur, based upon our evaluation and experience to date, we believe our reserves are adequate.

Rates and Regulatory Matters

Rate Case.   CIG anticipates filing a new rate case by June 30, 2006. In March 2006, the FERC granted CIG's request to change the effective date of its proposed new rates to no later than January 1, 2007. CIG is engaged in settlement discussions with its customers. The outcome of this rate case and its impact on our revenues cannot be predicted with certainty at this time.

While the outcome of our outstanding rates and regulatory matters cannot be predicted with certainty, based on current information, we do not expect the ultimate resolution of these matters to have a material adverse effect on our financial position, operating results or cash flows. However, it is possible that new information or future developments could require us to reassess our potential exposure related to these matters, which could have a material effect on our results of operations, our financial position and our cash flows.

4. Transactions with Affiliates

Cash Management Program.   We participate in El Paso's cash management program which matches short-term cash surpluses and needs of participating affiliates, thus minimizing total borrowings from outside sources. We have historically provided cash to El Paso in exchange for an affiliated note receivable that is due upon demand. However, we do not anticipate settlement within the next twelve months and therefore, classified this receivable as non-current on our balance sheets. At March 31, 2006 and December 31, 2005, we had a note receivable from El Paso of $750 million. The interest rate at March 31, 2006 and December 31, 2005 was 5.5% and 5.0%.

Taxes.   We are a party to a tax accrual policy with El Paso whereby El Paso files U.S. federal and certain state tax returns on our behalf. In certain states, we file and pay directly to the state taxing authorities. We had income taxes payable of $69 million and $49 million at March 31, 2006 and December 31, 2005, included in taxes payable on our balance sheets. The majority of these balances will become payable to El Paso.

Other Affiliate Balances.   The following table shows other balances with our affiliates arising in the ordinary course of business:

	March 31, 2006	December 31, 2005
	(In millions)	
Non-current note receivable	$7	$7
Other current liabilities	5	5

Affiliate Revenues and Expenses.   El Paso bills us directly for certain general and administrative costs and allocates a portion of its general and administrative costs to us. In addition to allocations from El Paso, we are allocated costs from El Paso Natural Gas Company and Tennessee Gas Pipeline Company (TGP) associated with our pipeline services. We also allocate costs to Cheyenne Plains Gas Pipeline Company, L.L.C. for its share of pipeline services. The allocations from El Paso and TGP are based on the estimated level of effort devoted to our operations and the relative size of our earnings before interest expense and income taxes (EBIT), gross property and payroll.

The following table shows revenues and charges from our affiliates for the quarters ended March 31:

	2006	2005
	(In millions)	
Revenues from affiliates	$ 4	$ 9
Operation and maintenance expenses from affiliates	11	11
Reimbursement of operating expenses charged to affiliates	2	1

COLORADO INTERSTATE GAS COMPANY

$400,000,000

OFFER TO EXCHANGE
ALL OUTSTANDING 6.80% SENIOR NOTES DUE 2015

FOR

ALL REGISTERED 6.80% SENIOR NOTES DUE 2015

PROSPECTUS

The Bank of New York Trust Company, N.A.

By Mail/Hand/Overnight Delivery:

The Bank of New York Trust Company, N.A.
c/o The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
Attn: Ms. Diane Amoroso

For Assistance Call:
(212) 815-6331
Fax Number:
(212) 298-1915

UNTIL   , 2006, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

, 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, proceedings whether civil, criminal, administrative, or investigative (other than action by or in the right of the corporation — a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Article Seventh of our amended and restated certificate of incorporation contains a provision similar to that of Section 145 of the DGCL. It also provides that to the full extent that the DGCL, as it now exists or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of us shall not be liable to us or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or modification of such Article Seventh shall not adversely affect any right or protection of a director of us for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal

Article VI, Section 4 of our by-laws requires indemnification to the full extent permitted under Delaware law for any person made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, for expenses actually and reasonably incurred by reason of the fact that such person or such person's testator or intestate, is or was serving as a director, officer or employee of us or its predecessor, or is or was serving at the request of us as a director, officer or employee of another enterprise. Our by-laws also provide that in the event that the board of directors or stockholders refuse or fail to provide indemnity, a person may seek indemnity from us in court and have the court substitute its judgment as to the propriety of indemnity, or determine whether indemnity is proper in the absence of such determination by the board of directors or stockholders.

Certain directors and officers of us are directors, officers and/or employees of El Paso.

Article X of El Paso's by-laws requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the by-laws of El Paso provide an unconditional right to indemnification for all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened proceeding by reason of the fact that such person is or was serving as a director or officer of El Paso, such person is or was serving at the request of El Paso as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including an employee benefit plan. The by-laws of El Paso also provide that El Paso may, by action of its board of directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

El Paso has entered into an indemnification agreement with Mr. Cleary. This agreement reiterates the rights to indemnification that are provided to certain of its Board of Directors and officers and Mr. Cleary under El Paso's by-laws, clarify procedures related to those rights, and provide that such rights are also available to fiduciaries under certain of El Paso's employee benefit plans. As is the case under the by-laws, the agreements provide for indemnification to the full extent permitted by Delaware law, including the right to be paid the reasonable expenses (including attorneys' fees) incurred in defending a proceeding related to service as a director, officer or fiduciary in advance of that proceeding's final disposition. El Paso may maintain insurance, enter into contracts, create a trust fund or use other means available to provide for indemnity payments and advances. In the event of a change in control of El Paso (as defined in the indemnification agreements), El Paso is obligated to pay the costs of independent legal counsel who will provide advice concerning the rights of each director and officer to indemnity payments and advances.

El Paso maintains directors' and officers' liability insurance which provides for payment, on behalf of the directors and officers of El Paso and its subsidiaries, including us, of certain losses of such persons (other than matters uninsurable under law) arising from claims, including claims arising under the Securities Act, for acts or omissions by such persons while acting as directors or officers of El Paso and/or its subsidiaries, as the case may be.

ITEM 21. EXHIBIT AND FINANCIAL STATEMENTS INDEX

(a) Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation dated as of March 7, 2002 (incorporated by reference to Exhibit 3.A to our 2001 Form 10-K, File No. 1-04874).
3.2	By-laws dated June 24, 2002 (incorporated by reference to Exhibit 3.B to our 2002 Annual Report on Form 10-K, File No. 1-04874).
4.1	Indenture, dated as of June 27, 1997, among Colorado Interstate Gas Company, as issuer, and The Bank of New York Trust Company, N.A., as successor-in-interest to Harris Trust and Saving Bank, as trustee, (incorporated by reference to Exhibit 4.A to our 2005 Annual Report on Form 10-K, File No. 1-04874).
4.2	First Supplemental Indenture dated as of June 27, 1997, between Colorado Interstate Gas Company and The Bank of New York Trust Company, N.A. (successor to Harris Trust and Savings Bank), as Trustee, (incorporated by reference to Exhibit 4.A.1 to our 2005 Annual Report on Form 10-K, File No. 1-04874).
4.3	Second Supplemental Indenture dated as of March 9, 2005 between Colorado Interstate Gas Company and The Bank of New York Trust Company, N.A., as trustee. (incorporated by reference to Exhibit 4.A to our Current Report on Form 8-K, File No. 1-04874, filed on March 14, 2005).
4.4	Third Supplemental Indenture dated as of November 1, 2005 between Colorado Interstate Gas Company and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.A to our Current Report on Form 8-K, File No. 1-04874, filed on November 2, 2005).
4.5	Form of 6.80% Note of due 2015 (included in Exhibit 4.4).
4.6	Registration Rights Agreement, dated as of November 1, 2005, among Colorado Interstate Gas Company and Citigroup Global Markets Inc., Credit Suisse First Boston LLC, ABN AMRO Incorporated, BNP Paribas, Greenwich Capital Markets, Inc., HVB Capital Markets, Inc., and SG Americas Securities, LLC (incorporated by reference to Exhibit 10.A to our Current Report on Form 8-K, File No. 1-04874, filed on November 2, 2005).
5**	Opinion of Andrews Kurth LLP regarding the validity of the securities registered hereby.
8**	Opinion of Andrews Kurth LLP regarding tax matters.

Exhibit Number	Description
10.1	Amended and Restated Credit Agreement dated as of November 23, 2004, among El Paso Corporation, ANR Pipeline Company, Colorado Interstate Gas Company, El Paso Natural Gas Company, Tennessee Gas Pipeline Company, the several banks and other financial institutions from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.A to our Current Report on Form 8-K, File No. 1-04874, filed November 29, 2004).
10.2	Amended and Restated Security Agreement dated as of November 23, 2004, among El Paso Corporation, ANR Pipeline Company, Colorado Interstate Gas Company, El Paso Natural Gas Company, Tennessee Gas Pipeline Company, the Subsidiary Grantors and certain other credit parties thereto and JPMorgan Chase Bank, N.A., not in its individual capacity, but solely as collateral agent for the Secured Parties and as the depository bank (incorporated by reference to Exhibit 10.B to our Current Report on Form 8-K, File No. 1-04874, filed November 29, 2004).
10.3	No-Notice Storage and Transportation Delivery Service Agreement Rate Schedule NNT-1, dated October 1, 2001, between Colorado Interstate Gas Company and Public Service Company of Colorado (incorporated by reference to Exhibit 10.G to our 2005 First Quarter Form 10-Q, File No. 1-04874).
10.4	Purchase and Sale Agreement, By and Among CIG Gas Supply Company, Wyoming Gas Supply Inc., WIC Holdings Inc., El Paso Wyoming Gas Supply Company and Wyoming Interstate Company, Ltd., dated November 1, 2005 (incorporated by reference to Exhibit 10.B to our Current Report on Form 8-K, File No. 1-04874, filed on November 2, 2005)
10.5+	El Paso Corporation 2005 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.B to El Paso Corporation's Current Report on Form 8-K, File No. 1-14365, filed May 31, 2005); Amendment No. 1 effective as of December 2, 2005 (incorporated by reference to Exhibit 10.HH.1 to El Paso Corporation's 2005 Annual Report on Form 10-K, File No. 1-14365).
10.6+	2005 Supplemental Benefits Plan effective as of January 1, 2005 (incorporated by reference to Exhibit 10.KK to El Paso Corporation's 2005 Annual Report on Form 10-K, File No. 1-14365).
10.7+	2004 Key Executive Severance Protection Plan effective as of March 9, 2004 (incorporated by reference to Exhibit 10.P to El Paso Corporation's 2003 Form 10-K, File No. 1-14365).
10.8+	Severance Pay Plan Amended and Restated effective as of October 1, 2002; Supplement No. 1 effective as of January 1, 2003; and Amendment No. 1 to Supplement No. 1 effective as of March 21, 2003 (incorporated by reference to Exhibit 10.Z to El Paso Corporation's 2003 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 to Supplement No. 1 effective as of June 1, 2003; (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation's 2003 Second Quarter Form 10-Q); Amendment No. 3 to Supplement No. 1 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.Z.1 to El Paso Corporation's 2003 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 to Supplement No. 1 effective as of October 1, 2003 (incorporated by reference to Exhibit 10.W.1 to El Paso Corporation's 2003 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 5 to Supplement No. 1 effective as of February 2, 2004 (incorporated by reference to Exhibit 10.W.2 to El Paso Corporation's 2003 Annual Report on Form 10-K, File No. 1-14365); Supplement No. 2 dated April 1, 2005 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.S.1 to El Paso Corporation's 2005 Annual Report on Form 10-K, File No. 1-14365).

Exhibit Number	Description
10.9+	2001 Omnibus Incentive Compensation Plan effective as of January 29, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation's Form S-8, File No. 1-14365, filed June 29, 2001); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation's 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of April 1, 2001 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective as of July 17, 2002 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation's 2002 Second Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.J.1 to El Paso Corporation's 2003 Second Quarter Form 10-Q, File No. 1-14365); Amendment No. 5 effective as of March 8, 2004 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation's 2003 Annual Report on Form 10-K, File No. 1-14365).
10.10+	Supplemental Benefits Plan Amended and Restated effective December 7, 2001 (incorporated by reference to Exhibit 10.K to El Paso Corporation's 2001 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of November 7, 2002 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of June 1, 2004 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 3 effective December 17, 2004 (incorporated by reference to Exhibit 10.UU to El Paso Corporation's 2004 Third Quarter Form 10-Q, File No. 1-14365); Amendment No. 4 effective as of December 31, 2004 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation's 2005 Annual Report on Form 10-K, File No. 1-14365).
10.11+	1999 Omnibus Incentive Compensation Plan dated January 20, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation's Form S-8, File No. 1-14365, filed May 20, 1999); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.V.1 to El Paso Corporation's 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of May 1, 2003 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation's 2003 Second Quarter Form 10-Q, File No. 1-14365).
10.12+	Strategic Stock Plan Amended and Restated effective as of December 3, 1999 (incorporated by reference to Exhibit 10.1 to El Paso Corporation's Form S-8, File No. 1-14365, filed January 14, 2000); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.M.1 to El Paso Corporation's 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 and Amendment No. 4 effective as of January 29, 2003 (incorporated by reference to Exhibit 10.P.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365).
10.13+	Omnibus Plan for Management Employees Amended and Restated effective as of December 3, 1999; Amendment No. 1 effective as of December 1, 2000 (incorporated by reference to Exhibit 10.A to El Paso Corporation's Form S-8, File No. 1-14365, filed December 18, 2000); Amendment No. 2 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.U.1 to El Paso Corporation's 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 3 effective as of December 7, 2001 (incorporated by reference to Exhibit 10.1 to El Paso Corporation's Form S-8, File No. 1-14365, filed February 11, 2002); Amendment No. 4 effective as of December 6, 2002 to (incorporated by reference to Exhibit 10.T.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365).
10.14+	Key Executive Severance Protection Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.N to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation's 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of November 7, 2002; Amendment No. 3 effective as of December 6, 2002 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 4 effective as of September 2, 2003 (incorporated by reference to Exhibit 10.N.1 to El Paso Corporation's 2003 Third Quarter Form 10-Q, File No. 1-14365).

Exhibit Number	Description
10.15+	Executive Award Plan of Sonat Inc. Amended and Restated effective as of July 23, 1998, as amended May 27, 1999 (incorporated by reference to Exhibit 10.S to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Termination of the Executive Award Plan of Sonat Inc. (incorporated by reference to Exhibit 10.K.1 to El Paso Corporation's 2000 Second Quarter Form 10-Q, File No. 1-14365)
10.16+	Senior Executive Survivor Benefit Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.M to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of February 7, 2001 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation's 2001 First Quarter Form 10-Q, File No. 1-14365); Amendment No. 2 effective as of October 1, 2002 (incorporated by reference to Exhibit 10.L.1 to El Paso Corporation's 2002 Annual Report on Form 10-K, File No. 1-14365)
10.17+	1995 Omnibus Compensation Plan Amended and Restated effective as of August 1, 1998 (incorporated by reference to Exhibit 10.I to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 1 effective as of December 3, 1998 (incorporated by reference to Exhibit 10.I.1 to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365); Amendment No. 2 effective as of January 20, 1999 (incorporated by reference to Exhibit 10.I.2 to El Paso Corporation's 2004 Annual Report on Form 10-K, File No. 1-14365).
10.18+	Agreement and General Release dated May 4, 2005, by and between El Paso Corporation and John W. Somerhalder II.(incorporated by reference to Exhibit 10.A to El Paso Corporation's Form 8-K, filed May 4, 2005).
10.19+	Form of Indemnification Agreement executed by El Paso Corporation for the benefit of each officer listed in Schedule A thereto, (incorporated by reference to Exhibit 10.X to El Paso Corporation's 2005 Annual Report on Form 10-K, File No. 1-14365).
12*	Computation of Ratio of Earnings to Fixed Charges.
21**	Subsidiaries of Colorado Interstate Gas Company.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2**	Consent of Andrews Kurth LLP (included in Exhibits 5 and 8).
25**	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York Trust Company, N.A. to act as trustee under the Indenture.
99.1**	Form of Letter of Transmittal.
99.2**	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.3**	Form of Notice of Guaranteed Delivery.
99.4**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5**	Form of Letter to Clients
99.6**	Form of Exchange Agent Agreement

 + Indicates a management plan or a compensatory plan or arrangement.

 * Filed herewith.

** Filed with our Form S-4 on April 11, 2006.

ITEM 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Houston, State of Texas on May 18, 2006.

COLORADO INTERSTATE GAS COMPANY

By: /s/   JOHN R. SULT

     Name: John R. Sult
     Title: Senior Vice President, Chief Financial
            Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities as of May 18, 2006:

Signature	Title
/s/ JAMES J. CLEARY James J. Cleary	Chairman of the Board and President (Principal Executive Officer)
/s/ JOHN R. SULT John R. Sult	Senior Vice President, Chief Financial Officer and Controller (Principal Accounting and Financial Officer)
/s/ DANIEL B. MARTIN Daniel B. Martin	Senior Vice President and Director
/s/ THOMAS L. PRICE Thomas L. Price	Vice President and Director